SUPPORT AGREEMENT

between

PARAMOUNT ENERGY TRUST

- and -

PARAMOUNT ENERGY OPERATING CORP.

 - and -

PROFOUND ENERGY INC.

March 30, 2009

TABLE OF CONTENTS

Page

ARTICLE 1 DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1

1.1

Definitions

1

1.2

Certain Rules of Interpretation

8

1.3

Entire Agreement

9

1.4

Schedules

9

1.5

Knowledge

10

ARTICLE 2 THE OFFER

10

2.1

The Offer

10

2.2

Profound Support for the Offer

13

2.3

Outstanding Options and Performance Warrants

15

2.4

Rights Plan

16

ARTICLE 3 PUBLICITY AND SOLICITATION

16

3.1

Publicity

16

ARTICLE 4 TRANSACTIONS FOLLOWING COMPLETION OF THE OFFER

16

4.1

Subsequent Acquisition Transaction

16

4.2

Information Circular

17

4.3

Board of Directors

17

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PET AND THE ADMINISTRATOR

18

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF PROFOUND

18

ARTICLE 7 CONDUCT OF BUSINESS

18

7.1

Conduct of Business by Profound

18

ARTICLE 8 COVENANTS OF PROFOUND

22

8.1

Certificate of Profound

22

8.2

No Solicitation and Right to Match

23

8.3

Non-Completion Fee

25

8.4

Effect of Non-Completion Fee Payment

26

8.5

Access to Information

26

8.6

Structure of Transaction

26

8.7

Shareholder Claims

27

8.8

Hedging

27

8.9

Privacy Issues

27

ARTICLE 9 COVENANTS OF PET

28

- ii -

9.1

Certificate of PET

28

9.2

Availability of Funds

29

9.3

Other Covenants of PET

29

9.4

Officers' and Directors' Insurance; Indemnities

31

9.5

Employment Agreements

31

9.6

Fiduciary Obligations

31

9.7

Third Party Beneficiaries

31

ARTICLE 10 MUTUAL COVENANTS

32

10.1

Other Filings

32

10.2

Additional Agreements

32

ARTICLE 11 TERMINATION, AMENDMENT AND WAIVER

32

11.1

Termination

32

11.2

Amendment

35

11.3

Waiver

35

ARTICLE 12 GENERAL

35

12.1

Notices

35

12.2

Assignment

37

12.3

Further Assurances

37

12.4

Expenses

37

12.5

Execution and Delivery

37

THIS SUPPORT AGREEMENT (the "Agreement") is made March 30, 2009

BETWEEN:

PARAMOUNT ENERGY TRUST, a trust organized pursuant to the laws of the Province of Alberta (the "PET")

- and -

PARAMOUNT ENERGY OPERATING CORP., a corporation existing under the laws of the Province of Alberta (the "Administrator")

- and -

PROFOUND ENERGY INC., a corporation existing under the laws of the Province of Alberta ("Profound")

WHEREAS:

A.

PET is prepared to make, or cause a direct or indirect wholly-owned subsidiary ("Offerco") to make, an offer (the "Offer") by way of take-over bid to acquire all of the outstanding Common Shares (as defined herein) in the capital of Profound, including any and all Common Shares issued or issuable upon the exercise of any Options (as defined herein), Performance Warrants (as defined herein) or other securities in the capital of Profound, for the consideration set forth herein;

B.

the board of directors of Profound (the "Board of Directors") has determined to support the Offer and to recommend acceptance of the Offer to its shareholders (the "Shareholders"), all on the terms and subject to the conditions of this Agreement; and

C.

PET has entered into Lock-up Agreements pursuant to which certain directors and officers of Profound and certain other Shareholders of Profound holding in aggregate not less than 11% of the issued and outstanding Common Shares (collectively, the "Supporting Shareholders") have agreed, amongst other things, to tender to the Offer all Common Shares owned or controlled by them, directly or indirectly, subject to the terms and conditions of the Lock-up Agreements.

NOW THEREFORE, in consideration of the respective covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1

Definitions

Whenever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms have the following respective meanings:

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c.B-9, as amended;

"Acquisition Proposal" means a proposal or offer by a third party in writing, or by public announcement, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Profound or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding voting shares of Profound whether by an arrangement, amalgamation, merger, consolidation, joint venture, partnership or other business combination, by means of a sale of shares in the capital of Profound, take-over bid or exchange offer or similar transaction involving Profound, including any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Profound or to acquire in any manner, directly or indirectly, more than 20% of the outstanding voting shares of Profound (other than the transactions contemplated by this Agreement);

"Administrator" has the meaning ascribed to it in the Preamble;

"Affiliate" has the meaning ascribed to it in the Securities Act;

"Agreement" means this Support Agreement, including all Schedules and all amendments or restatements as permitted, and references to "Article" or "Section" mean the specified Article or Section of this Agreement;

"Area of Exclusion Agreement" means the Area of Exclusion Agreement to be entered into concurrently with this Agreement between POT, Profound, Profound's Chief Executive Officer and Chief Operating Officer substantially in the form attached as Schedule "G" hereto;

"Arm's Length" has the meaning ascribed to it in the Tax Act;

"Bid Circular" has the meaning ascribed to it in Section 2.1(b);

"Board of Directors" has the meaning ascribed to it in the Recitals;

"Business Day" means any day which is not a Saturday, Sunday or statutory holiday in the Province of Alberta on which the principal commercial banks in downtown Calgary are generally open for the transaction of commercial banking business during regular business hours;

"Canadian Securities Regulatory Authorities" means the applicable Canadian provincial and territorial securities commissions and regulatory authorities;

"Cash Electing Shareholder" has the meaning ascribed thereto in Schedule "A";

"CCDE" means cumulative Canadian development expense, as defined in the Tax Act;

"CCEE" means cumulative Canadian exploration expense, as defined in the Tax Act;

"CCOGPE" means cumulative Canadian oil and gas property expense, as defined in the Tax Act;

"Claim" means any claim, demand, complaint, action, suit, cause of action, assessment or reassessment, charge, judgment, debt, liability, expense, cost, damage or loss, contingent or otherwise (including legal fees on a solicitor and his or her own client basis and other professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding);

"Commissioner" means the Commissioner of Competition appointed under the Competition Act;

"Common Shares" means the common shares in the capital of Profound;

"Competition Act" means the Competition Act, R.S.C. 1985, c.C-34, as amended;

"Competition Act Approval" means either:

(a)

that the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by this Agreement; or

(b)

the applicable waiting period under Section 123 of the Competition Act shall have expired, been terminated or, pursuant to Section 113(c) of the Competition Act, waived, and the Commissioner shall have advised PET in writing, on terms satisfactory to PET, acting reasonably, that the Commissioner does not at that time have grounds on which to make an application to the Competition Tribunal under Part VIII of the Competition Act for an order in respect of the transactions contemplated by this Agreement;

"Compulsory Acquisition" has the meaning ascribed to it in Section 4.1;

"Confidentiality Agreements" means the confidentiality agreements between POT and Profound dated February 10, 2009 and March 11, 2009;

"Contracts" means a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement, obligation or understanding to which Profound is a party or under which Profound is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, whether asserted or not;

"Directors' Circular" has the meaning ascribed to it in Section 2.1(j)(iii);

"Disclosure Letter" means the written disclosure letter of Profound addressed to PET dated the date hereof and delivered to PET in final form contemporaneously with the delivery of this Agreement;

"Effective Time" means the time at which PET first takes up and pays for Common Shares deposited pursuant to the Offer;

"Employee Obligations" means any obligations or liabilities of Profound to pay any amount to or on behalf of its officers, directors, consultants or employees, other than for salary, bonuses under their existing bonus arrangements, vacation pay and directors' fees in the ordinary course, in each case in amounts consistent with historic practices, and, without limiting the generality of the foregoing, "Employee Obligations" shall include the obligations of Profound to directors, officers or employees (i) for severance or termination payments on the change of control of Profound pursuant to any executive severance and termination agreements in the case of officers and pursuant to Profound's severance policy in the case of employees; (ii) for retention bonus payments pursuant to any retention bonus program or executive employment agreement and (iii) for payments with respect to any share appreciation rights, participating performance units or similar plans, if any;

"Encumbrances" means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, restrictions, developments or similar agreements, easements, rights-of-way, title defects, options, rights of first offer or rights of first refusal, areas of mutual interest, adverse claims or encumbrances of any kind or character whatsoever;

"Environmental Laws" has the meaning ascribed to it in Section 14(a) of Schedule "D";

"ESPP" means the Profound Employee Share Purchase Plan;

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended and the rules and regulations of the SEC thereunder;

"Expiry Time" has the meaning ascribed to it in Section 2.1(h);

"Financial Statements" means the audited financial statements of Profound as at and for the year ended December 31, 2008, including the notes to such statements and the auditor's report thereon;

"Financing Expenses" means financing expenses referred to in Section 20(1)(e) of the Tax Act;

"GAAP" means generally accepted accounting principles as defined from time to time by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants;

"Governmental Authority" means any:

(a)

multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

(b)

Canadian Securities Regulatory Authority, self-regulatory organization or stock exchange;

(c)

subdivision, agent, commission, board, or authority of any of the foregoing; or

(d)

quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Information Circular" has the meaning ascribed to it in Section 4.2;

"Initial Expiry Time" has the meaning ascribed to it in Section 2.1(h);

"Latest Mailing Date" has the meaning ascribed to it in Section 2.1(b);

"Laws" means applicable laws, statutes, by-laws, published rules, regulations, published directives, instructions, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority;

"Letter Agreement" means the letter agreement dated March 14, 2009 between PET and Profound;

"Liabilities" means all liabilities and obligations, whether under Laws, under contract or otherwise, whether tortious, contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

"Lock-Up Agreements" means lock-up agreements between PET and the Supporting Shareholders pursuant to which certain directors and officers of Profound and certain other Shareholders of Profound holding not less than 11% of the issued and outstanding Common Shares agree, amongst other things, to tender to the Offer all Common Shares owned or controlled by them, in the form attached as Schedule "F" hereof;

"Material Adverse Change" means any change, effect, event, occurrence or state of facts that is, or could reasonably be expected to be (individually or in the aggregate), material and adverse to the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations (including production and sales of oil, gas and natural gas liquids) or results of operations of Profound or PET, as applicable, each on a consolidated basis, but "Material Adverse Change" shall not include a change resulting or arising from: (i) a matter that has prior to the date hereof been publicly disclosed or otherwise disclosed in the Disclosure Letter; (ii) conditions affecting the oil and gas industry generally; (iii) general economic, financial, currency exchange, securities or commodity market conditions in North America including, without limitation, changes in currency exchange rates or in interest rates; or (iv) changes in the market price of crude oil, bitumen or natural gas and where, in the case of (ii), (iii) and (iv), such change, effect, event, occurrence or state of facts does not have a disproportionate material adverse change or effect on the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations (including production and sales of oil, gas and natural gas liquids) or results of operations of such Party, on a consolidated basis, as compared to the corresponding effect on corporations and other entities engaged in the oil and gas industry generally;

"Material Adverse Effect" means any effect resulting from a Material Adverse Change;

"Maximum Cash Consideration" means $15,000,000;

"Maximum Take-Up Date Cash Consideration" has the meaning ascribed thereto in Schedule "A";

"Maximum Take-Up Date Unit Consideration" has the meaning ascribed thereto in Schedule "A";

"Maximum Unit Consideration" means such number of PET Units equal to (i) 0.394 multiplied by (ii) the difference between (A) the number of Common Shares outstanding (on a fully diluted basis) on the initial Take Up Date (excluding any Common Shares issued or issuable upon conversion of the Special Warrants and any Common Shares owned by PET or any of its Affiliates as of the date hereof) and (B) 11,194,029;

"MI 62-104" means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended;

"Minimum Tender Condition" has the meaning ascribed to it in paragraph (a) of Schedule "B";

"Non-Capital Losses" means non-capital losses, as defined in the Tax Act;

"Non-Completion Fee" has the meaning ascribed to it in Section 8.3(a);

"Notice" has the meaning ascribed thereto in Section 12.1;

"Offer" has the meaning ascribed to it in the Recitals and includes any amendments to, or extensions of, the Offer made in accordance with the terms of this Agreement, including removing or waiving any condition or extending the date by which Common Shares may be deposited;

"Offerco" has the meaning ascribed to it in the recitals hereto;

"Options" means stock options granted pursuant to the Profound Stock Option Plan;

"Parties" means, collectively, PET, the Administrator and Profound and "Party" means any one of them;

"Performance Warrants" means the performance warrants to acquire 2,734,733 Common Shares of Profound granted to various directors, officers and employees of Profound;

"Person" includes any individual, sole proprietorship, partnership, firm, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body, corporation, or Governmental Authority and any group comprised of more than one Person, and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or legal representative;

"PET" has the meaning ascribed to it in the Preamble;

"PET Bonus Rights" means rights to acquire PET Units issued pursuant to the PET bonus rights plan;

"PET Representatives" has the meaning ascribed to it in Section 8.5;

"PET Trust Indenture" means the trust indenture creating PET, originally effective August 1, 2002 as amended and restated from time to time;

"PET Unit Incentive Rights" mean rights to acquire PET Units issued pursuant to the PET unit incentive plan;

"PET Units" means the trust units of PET;

"POT" means Paramount Operating Trust;

"Pre-Acquisition Reorganization" has the meaning ascribed to it in Section 8.6(a);

"Profound" has the meaning ascribed to it in the Preamble;

"Profound Benefit Plans" includes all employee benefit plans, all loans to employees, all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement benefits, severance, sabbatical, medical, dental, prescription vision care, disability, employee relocation, life insurance or accident insurance, health, welfare, legal, education, sick leave, bonus, hospitalization insurance, supplemental unemployment benefit, salary continuation, individual or group retirement savings (both registered and non-registered), pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements, other fringe or employee benefit plans that apply to employees or former employees of Profound, and executive compensation or severance agreements for the benefit of, or relating to, any present or former employee, consultant, officer or director of Profound;

"Profound Interests" has the meaning ascribed thereto at Section 30 of Schedule "E" hereto;

"Profound Representatives" has the meaning ascribed to it in Section 8.2(a);

"Profound Stock Option Plan" means the stock option plan of Profound, as amended;

"Regulatory Approvals" means those sanctions, rulings, waivers, consents, orders, exemptions, permits, licences, authorizations and other approvals (including the lapse, without objection, of a prescribed time or waiting period under a statute or regulation that states that a transaction may only be implemented if a prescribed time lapses following the giving of notice without an objection or an opposition being filed, made or initiated) of any Governmental Authority;

"Rights" means the rights to be issued to holders of Common Shares pursuant to the Rights Plan;

"Rights Plan" means the Shareholder Rights Plan Agreement dated March 30, 2009 between Profound and Valiant Trust Company;

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the Securities Act, R.S.A. 2000, c.S-4, as amended;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Shareholders" has the meaning ascribed to it in the Recitals;

"Special Warrants" has the meaning ascribed to it in Section 2.1(j)(xi);

"Subsequent Acquisition Transaction" has the meaning ascribed to it in Section 4.1;

"subsidiary" means, with respect to any Person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of a certain event or contingency) are at the time owned directly or indirectly by such Person, and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

"Superior Proposal" means any bona fide written Acquisition Proposal that constitutes a commercially feasible transaction which can be carried out in a time frame that is reasonable in the circumstances, in respect of which the funds or other consideration necessary for the Acquisition Proposal are, or are likely to be, available and which, in the opinion of the Board of Directors, acting reasonably and in good faith and after consultation with its legal and financial advisors, is likely to be completed on its terms taking into account all financial, regulatory and other aspects of such proposal, including the ability of the proposing party to consummate the transactions contemplated by such Acquisition Proposal and, if consummated, would be superior to the Offer, from a financial point of view, to Shareholders;

"Supporting Shareholders" has the meaning ascribed to it in the Recitals;

"Swaps" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, hedge, commodity option, equity or equity index swap, equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

"Take-Up Date" has the meaning ascribed thereto in Schedule "A";

"Tax Act" means the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.), as amended;

"Taxes" means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, licence taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security premiums, workers' compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, provincial Crown royalties, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity or for which such entity is responsible, and any interest, penalties, additional taxes, additions to tax or other amounts imposed with respect to the foregoing;

"Tax Pools" means the UCC, earned depletion base, CCEE, CCDE, CCOGPE, foreign exploration and development expense, capital losses, Non-Capital Losses, cumulative eligible capital, attributed Canadian royalty income and investment tax credits, all as defined in the Tax Act, and Financing Expenses;

"Tax Returns" includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether intangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

"Third Party Beneficiaries" has the meaning ascribed to it in Section 9.7;

"UCC" means the undepreciated capital cost of any particular class of depreciable property, as defined in the Tax Act;

"Unit Electing Shareholder" has the meaning ascribed thereto in Schedule "A"; and

"U.S. Holder" means (i) any Person whose address appears on the records of Profound, any voting trustee, any depositary, any share transfer agent or any Person acting in a similar capacity on behalf of Profound as being located in the United States; (ii) any Person that has publicly filed reports of beneficial ownership indicating that the Common Shares are held by a resident of the United States; and (iii) any Person about which PET or the Administrator has otherwise received information to the effect that such Person is resident in the United States.

1.2

Certain Rules of Interpretation

In this Agreement:

(a)

Consent - Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)

Currency - Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

(c)

Governing Law - This Agreement is a contract made under and shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable in the Province of Alberta, without reference to conflict of laws principles.  The Parties irrevocably submit to the exclusive jurisdiction of the courts of the competent jurisdiction in the Province of Alberta in respect of any action or proceeding relating in any way to this Agreement or the subject matter hereof.

(d)

Injunctive Relief - The Parties agree that the remedy at Law for any breach of the provisions of this Agreement will be inadequate and that the Party that is not in breach, on any application to a court, shall be entitled to temporary and permanent injunctive relief, specific performance and any other equitable relief against the Party or Parties in breach of the provisions of this Agreement.

(e)

Headings - Headings of Articles, Sections and Schedules are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(f)

Including - Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation".

(g)

No Strict Construction - The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(h)

Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(i)

Severability - If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall,

as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Persons or circumstances.

(j)

Statutory References - A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

(k)

Time - Time is of the essence in the performance of the Parties' respective obligations.

(l)

Time Periods - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(m)

Subsidiaries - To the extent any representations, warranties, covenants or agreements contained herein relate, directly or indirectly, to a subsidiary of Profound, PET or the Administrator, as the case may be, each such provision shall be construed as a covenant by such Party to cause (to the fullest extent to which it is legally capable) such subsidiary to perform the required action.

1.3

Entire Agreement

This Agreement and the Confidentiality Agreements, together with the agreements and other documents required to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the Parties pertaining to the subject matter of this Agreement and the Confidentiality Agreements and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, including but not limited to the Letter Agreement.  No reliance has been made upon, and there are and have been no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, the Confidentiality Agreements and any document required to be delivered pursuant to this Agreement.

1.4

Schedules

The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description
"A"	Proration Calculations
"B"	Conditions of the Offer
"C"	Form of News Release
"D"	Representations and Warranties of PET and the Administrator
"E"	Representations and Warranties of Profound
"F"	Form of Lock-Up Agreement
"G"	Form of Area of Exclusion Agreement

1.5

Knowledge

Any reference to the knowledge of a Party shall mean, unless otherwise specified, to the best of the knowledge, information and belief of such Party's directors and senior officers after reviewing all relevant internal records and making all reasonable inquiries of their respective direct reports.

ARTICLE 2
THE OFFER

2.1

The Offer

(a)

PET shall promptly publicly announce its intention to make the Offer and subject to the terms and conditions set forth in this Agreement, PET shall make the Offer to purchase all of the Common Shares (including Common Shares issued upon exercise of Options and Performance Warrants) for consideration per Common Share equal to, at the election of the Shareholders, either (i) $1.34 in cash; (ii) 0.394 of a PET Unit; or (iii) any combination thereof, subject in each case, to pro ration as described in Schedule "A" and subject to the Maximum Cash Consideration and Maximum Unit Consideration.

(b)

PET shall mail the Offer and accompanying take-over bid circular, related letter of transmittal and notice of guaranteed delivery (such documents, together with the Offer, being collectively referred to herein as the "Bid Circular") in accordance with applicable Laws to each registered Shareholder and each holder of Options and Performance Warrants as soon as reasonably practicable and in any event not later than 11:59 p.m. (Calgary time) on April 24, 2009 (the "Latest Mailing Date") and provided, however, that if the mailing of the Bid Circular is delayed by reason of:

(i)

an injunction or order made by a court of competent jurisdiction or Governmental Authority; or

(ii)

PET not having obtained any Regulatory Approval that is necessary to permit PET to mail the Offer,

then, provided that such injunction or order is being actively contested or appealed by PET or such Regulatory Approval is being actively sought by PET, as applicable, then the Latest Mailing Date shall be extended for a period ending on the earlier of:

(iii)

11:59 p.m. (Calgary time) on May 8, 2009; and

(iv)

the second Business Day following the date on which such injunction or order ceases to be in effect or such Regulatory Approval is obtained, as applicable.

(c)

The Bid Circular shall be prepared in the English language and, if required by securities Laws in the Province of Québec, the French language in accordance with Laws.

(d)

PET shall use its reasonable commercial efforts to ensue that the Bid Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of Law.

(e)

The terms of the Offer shall include any amendments to, or extensions of, such Offer made in accordance with the terms of this Agreement, including removing or waiving any condition or extending the date by which Common Shares may be deposited.  Profound agrees to co-operate with PET in issuing PET's announcement, including participating in a joint announcement if requested by PET.

(f)

PET may make the Offer itself or through Offerco.  In the event that Offerco makes or participates in the making of the Offer, the term "PET" as used herein shall include Offerco, other than in Schedule "D" where the term PET shall not include Offerco, but PET shall continue to be liable as the principal obligor to Profound for any default by any such entity in the performance of any of PET's obligations hereunder.

(g)

Prior to the mailing of the Bid Circular, PET shall provide Profound with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined solely by PET acting reasonably.

(h)

The Offer will be made in accordance with applicable Laws and shall expire no earlier than 8:00 a.m. (Calgary time) on the first Business Day that falls after the 35th calendar day after the day that the Offer is commenced (the "Initial Expiry Time"), subject to the right of PET to extend the period during which Common Shares may be deposited under the Offer (the Initial Expiry Time, as it may be changed as a result of any such extension, is referred to as the "Expiry Time").  Subject to Section 2.1(j), the Offer shall be subject only to the conditions set out in Schedule "B" hereto.  PET shall use all reasonable commercial efforts to consummate the Offer, subject to the terms and conditions hereof and thereof and subject to no other conditions.  Upon all of the conditions of the Offer having been satisfied or, in the sole discretion of PET, waived (to the extent permitted under this Agreement), PET will take up and pay for the Common Shares deposited under the Offer in accordance with the terms of the Offer and applicable Laws.  In the event that, at the Initial Expiry Time, the Minimum Tender Condition and all other conditions of the Offer set forth in Schedule "B" hereto have been satisfied or waived, PET will extend the Offer once for an additional ten days past the Initial Expiry Time to allow for subsequent tenders.  In addition, in the event that, at the Initial Expiry Time, the Minimum Tender Condition of the Offer has not been satisfied, but all other conditions to the Offer set forth in Schedule "B" hereto have been satisfied or waived, PET will extend the Offer in accordance with applicable Laws for an additional ten days past the Initial Expiry Time to allow for additional tenders.

(i)

It is understood and agreed that PET may, in its sole discretion, modify or waive any term or condition of the Offer, provided that PET will not, without the prior written consent of Profound:

(i)

change the number of Common Shares for which the Offer is made;

(ii)

increase the Minimum Tender Condition;

(iii)

reduce the Minimum Tender Condition to a percentage lower than 50.1% of the Common Shares outstanding on a fully-diluted basis (excluding any Common Shares issued or issuable upon conversion of the Special Warrants) including the number of Common Shares purchased by PET or its Affiliates during the term of the Offer as permitted by section 2.2(3) of MI 62-104 but excluding any Common Shares issued or issuable upon conversion of the Special Warrants and any Common Shares held at the date of the Offer by or on behalf of PET or its Affiliates; or

(iv)

decrease the Maximum Cash Consideration, the Maximum Unit Consideration, or the cash amount and ratio of a PET Unit offered for each Common Share;

(v)

change the form of consideration payable under the Offer (other than to increase the total consideration per Common Share or provide the Shareholders with an option to choose one or more additional alternative forms of consideration in addition to the forms of consideration contemplated herein);

(vi)

impose additional conditions to the Offer;

(vii)

otherwise amend or vary the Offer or any terms or conditions thereof in a manner adverse to Profound or the Shareholders, provided that a variation consisting solely of a waiver of a condition by PET shall not be an amendment or variation adverse to Profound or the Shareholders.

(j)

The obligation of PET to make the Offer is conditional on the prior satisfaction of the following conditions on or before the Latest Mailing Date, all of which conditions are included for the sole benefit of PET and any or all of which may be waived by PET in whole or in part in its sole discretion (other than the condition set out in Section 2.1(j)(iv) below, which may be waived only with the consent of Profound) without prejudice to any other rights it may have under this Agreement and which conditions shall be deemed to have been waived by the making of the Offer:

(i)

the obligations of PET hereunder shall not have been terminated pursuant to Section 11.1;

(ii)

no circumstance, fact, change, event or occurrence shall have occurred (other than a change, effect, event, circumstance, occurrence or state of facts caused by PET, an Affiliate of PET or any person acting jointly or in concert with PET) that would render it impossible for one or more of the conditions set out on Schedule "B" hereto to be satisfied;

(iii)

the Board of Directors shall have prepared and approved in final form, printed for distribution to Shareholders and delivered to PET or the depositary for the Offer for mailing with the Bid Circular to all registered Shareholders, holders of Performance Warrants and holders of Options a directors' circular (the "Directors' Circular"), which circular shall contain, with no more than one director objecting, dissenting or abstaining, the determination of the Board of Directors that the Offer is in the best interests of Profound and the Shareholders and the recommendation of the Board of Directors that Shareholders accept the Offer, as well as a copy of the fairness opinion of FirstEnergy Capital Corp. opining that the consideration offered under the Offer is fair, from a financial point of view, to holders of Common Shares;

(iv)

no cease trade order, injunction or other prohibition from a Governmental Authority having jurisdiction over PET shall exist against PET making the Offer, the mailing of the Bid Circular or the taking up or paying for Common Shares deposited under the Offer;

(v)

PET shall have received, or received reasonable assurances that, all Regulatory Approvals necessary for the making of the Offer or the mailing of the Bid Circular to Shareholders have been or will be obtained;

(vi)

Profound shall not have breached or failed to comply with, in any material respect, any of its covenants or obligations under this Agreement;

(vii)

all representations and warranties of Profound:

(A)

that are qualified by a reference to Material Adverse Effect shall be true and correct in all respects at the time of the mailing of the Offer; and

(B)

that are not qualified by a reference to a Material Adverse Effect shall be true and correct in all respects at the time of the mailing of the Offer unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored);

(in the case of (A) and (B), except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement);

(viii)

in the sole judgment of PET, acting reasonably, no Material Adverse Change shall have occurred with respect to Profound;

(ix)

Profound shall have used its commercially reasonable efforts to have delivered to PET, on or before the Latest Mailing Date, the agreement of all holders of Options, Performance Warrants and other securities convertible or exchangeable for securities of Profound to exercise or surrender such securities, on terms and conditions acceptable to PET, in its sole judgment, acting reasonably, including, without limitation, by way of conditional exercise of securities, which may be facilitated by the provision of loans by Profound to holders of such securities, on terms satisfactory to PET acting reasonably, in order to provide them with the funds required to exercise such securities;

(x)

the Lock-up Agreements shall have been complied with and shall not have been terminated by any Supporting Shareholders; and

(xi)

the private placement of 9,224,310 special warrants (the "Special Warrants") by Profound to PET (or an Affiliate of PET) shall have been completed,

provided that if PET has knowledge of any breach of this Section 2.1(j), it shall notify Profound and shall not invoke its rights under this Section 2.1(j) unless such breach shall not have been cured to the satisfaction of PET, acting reasonably, within two Business Days.

2.2

Profound Support for the Offer

(a)

Profound represents and warrants to and in favour of PET as follows as of the date hereof, and acknowledges that PET is relying upon such representations and warranties in entering into this Agreement:

(i)

the Board of Directors has received a verbal opinion from FirstEnergy Capital Corp., financial advisor to Profound, that the consideration to be received pursuant to the Offer is fair, from a financial point of view, to the holders of Common Shares;

(ii)

the Board of Directors, upon consultation with its outside legal and financial advisors, has determined that the Offer is in the best interests of Profound and the Shareholders, has approved the Offer and this Agreement, and has passed a resolution to recommend that the Shareholders accept the Offer, in each case with no more than one director abstaining, objecting or dissenting from such approval or recommendation; and

(iii)

after reasonable inquiry, Profound and the Board of Directors have been advised and believe that, except as set forth in the Disclosure Letter, all of the directors and officers of Profound intend to tender all of their Common Shares to the Offer, including:

(A)

the Common Shares of which they are the beneficial owners or over which they exercise control or direction; and

(B)

any Common Shares issuable on the exercise of Options or Performance Warrants held by them or their Affiliates,

and Profound will so state in the Directors' Circular.

(b)

Profound shall, in a timely and expeditious manner, furnish to PET all such information regarding itself and its directors, officers and Shareholders within its possession or control as may reasonably be required to be included in the Bid Circular pursuant to applicable Laws.  Profound shall use its reasonable commercial efforts to ensure that the information provided by Profound for use in the Bid Circular shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of Law.  Profound shall promptly correct any information provided by it for use in the Bid Circular if and to the extent that such information shall be or have become false or misleading in any material respect.

(c)

Profound shall prepare, in the English language and, if required by securities Laws in the Province of Québec, the French language, and make available for distribution contemporaneously with the Bid Circular sufficient copies of the Directors' Circular, prepared, in all material respects, in accordance with applicable Laws, which shall reflect the determinations and recommendations set forth in Section 2.2(a).  Profound shall use its reasonable commercial efforts to ensure the Directors' Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of Law.

(d)

Prior to the final approval of the Directors' Circular by the Board of Directors, Profound shall provide PET with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by Profound and the Board of Directors, acting reasonably.

(e)

Profound shall provide PET with, or cause to be provided to PET, within two Business Days following the execution and delivery of this Agreement, a list (in both written and electronic form) of the registered Shareholders, together with their addresses (where available) and respective holdings of Common Shares.  Profound shall concurrently provide PET with the names, addresses and holdings of all Persons having securities issued by Profound to acquire Common Shares (including holders of the Options and Performance Warrants).  Profound shall from time to time furnish, or request that its registrar and transfer agent furnish, PET with such additional information, including updated or additional lists of Shareholders, holders of Options, holders of Performance Warrants, mailing labels and lists of securities positions and other assistance, as PET may reasonably request in order to be able to communicate the Offer to the Shareholders and to such other Persons as are entitled to receive the Offer under applicable Laws.  All such deliveries shall be in printed form and, if available, in computer-readable form.

(f)

Profound covenants and agrees to use reasonable commercial efforts to assist PET and its representatives in having additional Shareholders execute and deliver Lock-up Agreements.

2.3

Outstanding Options and Performance Warrants

(a)

Profound agrees and represents to PET that the Board of Directors has, with no more than one director abstaining or dissenting:

(i)

directed Profound to use its commercially reasonable best efforts to ensure that all Persons holding Options and/or Performance Warrants either:

(A)

exercise their Options and/or Performance Warrants and tender all Common Shares issued in connection therewith to the Offer; or

(B)

cancel, terminate or surrender the rights to exercise or convert, as the case may be, any of their Options and/or Performance Warrants,

prior to the Expiry Time; and

(ii)

authorized and directed Profound to:

(A)

cause the vesting of entitlements under the Profound Stock Option Plan and the Performance Warrants to accelerate, such that all outstanding Options and Performance Warrants shall be exercisable and fully vested concurrent with the Expiry Time; and

(B)

satisfy all other obligations of Profound under the Profound Stock Option Plan and the Performance Warrants or, upon the acquisition by PET of the Common Shares pursuant to the Offer, to cause all entitlements under such plan and under the terms of the Performance Warrants to terminate or be surrendered, and Profound agrees to apply for all consents and authorizations required in connection with the foregoing, including any exemptions or consents required from any Canadian Securities Regulatory Authorities and the Toronto Stock Exchange, in connection with any amendments to the Profound Stock Option Plan required in connection with the foregoing and that all proceeds from the exercise of Options and Performance Warrants, if any, shall be retained by Profound.

(b)

It is agreed by PET that all Options and Performance Warrants that are tendered to Profound for exercise on or before the Effective Time, conditional on PET taking up Common Shares under the Offer (a "Conditional Exercise"), shall be deemed by PET to have been exercised immediately prior to the Effective Time and PET shall accept as validly tendered under the Offer as of the Effective Time, all Common Shares that are to be issued pursuant to the Conditional Exercise; provided that, the holders of such Options and Performance Warrants indicate that such Options and Performance Warrants are tendered pursuant to the Offer and provided that such holders agree to surrender any of their remaining unexercised Options and Performance Warrants for cancellation for no consideration immediately prior to the Effective Time.  PET agrees to cooperate with Profound in implementing one or more mechanisms (including loans made by Profound or PET to the holders thereof) to facilitate exercise of Options and Performance Warrants to be exercised pursuant to the Conditional Exercise.  PET further agrees that Profound may make a payment to each holder of Performance Warrants of $0.01 for each Performance Warrant such holders agree to terminate.

2.4

Rights Plan

(a)

Profound represents to PET that its Board of Directors has determined that the Offer is a Permitted Bid (as defined in the Rights Plan) under the Rights Plan and that the successful completion of the Offer (including any purchases of Common Shares permitted by section 2.2(3) of MI 62-104 during the term of the Offer) will not constitute a Flip-in Event (as defined in the Rights Plan) under the Rights Plan.

(b)

Profound covenants and agrees with PET and represents to PET that its Board of Directors has resolved not to waive the application of the Rights Plan or to redeem any of the outstanding Rights or take any other action which would limit the application of the Rights Plan to any transaction.

ARTICLE 3
PUBLICITY AND SOLICITATION

3.1

Publicity

(a)

Each of PET and Profound shall advise, consult and co-operate with each other prior to issuing, or permitting any of its subsidiaries, directors, officers, employees, agents or advisors to issue, any press release or other statement to the press with respect to this Agreement or the Offer.  PET and Profound shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with a stock exchange and only after using its reasonable best efforts to consult the other Party taking into account the time constraints to which it is subject as a result of such Law or obligation.

(b)

PET and Profound agree that a news release substantially in the form set out in Schedule "C" shall be issued immediately following the execution of this Agreement.

ARTICLE 4
TRANSACTIONS FOLLOWING COMPLETION OF THE OFFER

4.1

Subsequent Acquisition Transaction

If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the Common Shares (excluding Common Shares held by or on behalf of PET, or an "affiliate" or "associate" (as those terms are defined in the ABCA) as at the date of the Offer), PET may acquire the remainder of the Common Shares from those Shareholders who have not accepted the Offer pursuant to Section 195 of the ABCA (a "Compulsory Acquisition").  If that statutory right of acquisition is not available or PET chooses not to avail itself of such statutory right of acquisition, PET shall use its commercially reasonable efforts to pursue other means of acquiring the remaining Common Shares not tendered to the Offer.  Profound agrees with PET that, in the event PET takes up and pays for Common Shares under the Offer representing, together with the number of Common Shares purchased by PET or its Affiliates during the term of the Offer as permitted by section 2.2(3) of MI 62-104, if any, at least 50.1% of the Common Shares (calculated on a fully diluted basis at the Expiry Time excluding any Common Shares issued or issuable on the conversion of the Special Warrants), it will assist PET in connection with any proposed amalgamation, statutory arrangement, capital reorganization or other transaction of Profound and PET or an Affiliate of PET (a "Subsequent Acquisition Transaction") to acquire the remaining Common Shares, provided that the consideration offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration offered under the Offer.

4.2

Information Circular

Profound agrees that, if PET takes steps to effect a Subsequent Acquisition Transaction that requires approval of Shareholders in a meeting of the Shareholders, Profound will use reasonable commercial efforts to take all action necessary, in accordance with securities Laws, other applicable Laws or any Governmental Authority having jurisdiction, to duly call, give notice of, convene and hold a meeting of Shareholders as promptly as practicable to consider and vote upon the action proposed by PET.  In the event of such a meeting or meetings, Profound shall use all commercially reasonable efforts to mail to the Shareholders an Information Circular with respect to any such meeting of the Shareholders.  The term "Information Circular" shall mean such proxy or other required informational statement or circular, as the case may be, and all related materials prepared in accordance with Laws at the time required to be mailed to the Shareholders and all amendments or supplements thereto, if any.  PET and Profound each shall use all commercially reasonable efforts to obtain and furnish the information required to be included in any Information Circular.  The information provided and to be provided by PET and Profound for use in the Information Circular on both the date the Information Circular is first mailed to the Shareholders and on the date that any such meeting is held shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of Law.  PET and Profound each agree to correct promptly any such information provided by it for use in any Information Circular that shall have become false or misleading.

4.3

Board of Directors

If PET takes up and pays for the number of Common Shares specified in the Minimum Tender Condition, the Board of Directors of Profound immediately following such acquisition by PET, shall be reconstituted through resignations of all existing Profound directors, excluding any such existing directors which PET desires remain Profound directors and who agree to remain and serve in such capacity and excluding any director indicated in the Disclosure Letter, and the appointment of PET's nominees in their stead.  Profound shall, in accordance with the foregoing and subject to the provisions of the ABCA, assist PET to secure the resignations of all such Profound directors to be effective at such time as may be required by PET and to use its commercially reasonable best efforts to cause the election of PET's nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting.  Profound represents that the Board of Directors has determined, with no more than one director abstaining or dissenting from such determination, to use its commercially reasonable best efforts to enable PET to elect or appoint all of the directors of Profound immediately after PET takes up and pays for the number Common Shares specified in the Minimum Tender Condition.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PET AND THE ADMINISTRATOR

PET and the Administrator hereby jointly and severally represent and warrant to Profound the matters set out on Schedule "D" and acknowledge that Profound is relying upon these representations and warranties in connection with the entering into of this Agreement.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PROFOUND

Profound represents and warrants to PET the matters set out on Schedule "E" and acknowledges that PET is relying upon these representations and warranties in connection with the entering into of this Agreement and the making of the Offer.

ARTICLE 7
CONDUCT OF BUSINESS

7.1

Conduct of Business by Profound

Profound covenants and agrees that, prior to the Effective Time (unless the Agreement is terminated earlier), unless: (i) PET shall otherwise agree in writing (acting reasonably and without undue delay); (ii) it is required to do so to preserve or protect life or avoid further injury to any natural person or the environment; (iii) otherwise expressly contemplated or permitted by this Agreement; or (iv) required by applicable Laws:

(a)

Profound shall conduct its business only in the usual, ordinary and regular course of business, consistent with past practice and in compliance with applicable Laws and in accordance with existing budgets and, for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal expressly set out in the Disclosure Letter that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated in this Agreement;

(b)

Profound shall not directly or indirectly do or permit to occur any of the following:

(i)

issue, grant, sell, hypothecate, pledge, lease, dispose of, encumber, exclusively license or agree to issue, grant, sell, hypothecate, pledge, lease, dispose of, encumber or exclusively license:

(A)

any additional shares in the capital of Profound (including any Common Shares) or any options, warrants, calls, puts, conversion privileges or rights of any kind to acquire any shares in the capital of Profound (including any Common Shares), or other securities of Profound (other than the issuance of Rights pursuant to the Rights Plan or pursuant to the exercise of Options or Performance Warrants currently outstanding); or

(B)

any assets of Profound, except for production and sales of petroleum substances in the normal course of business and consistent with past practice;

(ii)

amend or propose to amend the articles, by-laws or other constating documents of Profound or create any new subsidiaries;

(iii)

split, combine or reclassify any outstanding Common Shares;

(iv)

redeem, purchase or offer to purchase any Common Shares (other than pursuant to the ESPP) or other securities of Profound (except Options and Performance Warrants);

(v)

declare, set aside or pay any dividend or other distribution payable in cash, stock, securities, property or otherwise with respect to the Common Shares;

(vi)

subject to Section 8.6, reorganize, amalgamate or merge Profound with any other Person;

(vii)

reduce the stated capital of Profound;

(viii)

acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets, lease or otherwise) any Person or make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other Person;

(ix)

incur or commit to incur any indebtedness for borrowed money of Profound or any other material Liability or obligation, make any donation, or issue any debt securities, or guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person or make any loans or advances (except for the loans referred to in Section 2.3(b));

(x)

take any action or fail to take action that would accelerate or trigger defaults or repayments in respect of any obligation, Contract or Regulatory Approval;

(xi)

make any capital expenditure or incur any obligations or Liabilities in connection therewith individually in excess of $25,000 or collectively in excess of $100,000, without the consent of PET;

(xii)

enter into, amend or terminate any material Contract, or waive, release or assign any material rights or Claims;

(xiii)

except as provided for in Section 8.8, enter into or amend any Contract, covenant or transaction for Swaps, sales, transportation or storage;

(xiv)

incur any Liability or enter into any Contract, other than in the ordinary course of business, consistent with past practice;

(xv)

adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Profound;

(xvi)

pay, discharge or satisfy any material Claims, Liabilities or obligations other than the payment, discharge or satisfaction of Liabilities incurred in the usual, ordinary and regular course of business consistent with past practice, reflected or reserved against in the Financial Statements;

(xvii)

commence or settle any litigation, proceeding, Claim, action, assessment or investigation involving Profound before any Governmental Authority;

(xviii)

publicly disclose any information regarding Profound, its business, properties or operations other than as required by Law (in which event PET will be provided with an opportunity to comment thereon) or otherwise with the prior written consent of PET; or

(xix)

authorize, recommend, propose or agree to any release, relinquishment or amendment of any material contractual right or other material right under any licence or permit;

(c)

Profound shall not incur any Employee Obligations or enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any share options, additional benefits, bonuses, salary increases, severance or termination pay to, any officers, directors, employees or former employees, other than pursuant to binding commitments already entered into prior to the date hereof, as disclosed in the Disclosure Letter;

(d)

other than as expressly contemplated and permitted by this Agreement, Profound shall not establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting, exerciseability or funding under any bonus, profit sharing, thrift, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, savings, welfare, employment, termination, severance or other Profound Benefit Plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of Profound;

(e)

Profound shall use its reasonable commercial efforts to cause their current insurance (or re-insurance) policies (including insurance policies, and cover provided under policies, held for the benefit of Profound) not to be cancelled or terminated or any of the coverage thereunder to lapse unless, simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(f)

Profound shall use its reasonable commercial efforts to preserve intact its business organization, assets and goodwill; to maintain its real property interests in their current state; to keep available the services of its officers and employees as a group; not to take any action or omit to take any action which would render, or which reasonably would be expected to render, any representation or warranty made by it in this Agreement untrue at any time prior to the Effective Time if then made; and to promptly notify PET in writing of any event or occurrence that would reasonably be expected to have a Material Adverse Effect on Profound and of any governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(g)

Profound shall:

(i)

duly and timely file all Tax Returns required to be filed by it on or after the date hereof and use its reasonable best efforts to complete all such Tax Returns so that they are true, complete and correct in all material respects;

(ii)

timely pay all Taxes that are due and payable (other than those that are being contested in good faith and in respect of which reserves have been provided in the Financial Statements);

(iii)

not make or rescind any election relating to Taxes;

(iv)

not make a request for a tax ruling or enter into any agreement with any taxing authorities;

(v)

not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi)

not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income Tax Return for the taxation year ended December 31, 2007, except as may be required by applicable Law;

(h)

Profound shall continue to file all documents or information required to be filed by Profound under applicable Laws, in accordance with timelines prescribed under applicable Laws, and all such documents or information, when filed, shall comply as to form and substance in all material respects with the requirements of applicable Laws;

(i)

Profound shall not make or permit to be made any change to any accounting method, policy or principle used by Profound, except as may be prescribed by the Canadian Institute of Chartered Accountants including any prescribed changes to GAAP;

(j)

except as otherwise authorized in this Agreement, Profound shall not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other paragraphs of this Section 7.1;

(k)

Profound shall furnish PET with weekly production reports and monthly lease operating reports;

(l)

Profound shall use reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions of the Offer set forth in Schedule "B" to this Agreement, to the extent the same is within its control, and Profound shall, subject to the terms hereof, take, or cause to be taken, all other action and shall do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to support the Offer, including using its reasonable commercial efforts to:

(i)

obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable Law;

(ii)

oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting PET's ability to consummate the transactions contemplated hereby or the Offer; and

(iii)

co-operate with PET in connection with the performance by it of its obligations hereunder; and

(m)

Profound shall make or co-operate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such Laws.

(n)

shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement (i) that is qualified by a reference to a Material Adverse Effect misleading or untrue in any respect, or (ii) that is not qualified by a reference to a Material Adverse Effect untrue or incorrect in any respect unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect on Profound at any time prior to completion of the Offer or termination of this Agreement, whichever first occurs;

(o)

shall promptly notify PET in writing of any Material Adverse Change affecting Profound and of any change in any representation or warranty provided by Profound in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Profound shall in good faith discuss with PET any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Profound, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to PET pursuant to this provision; and

(p)

will furnish promptly to PET or PET's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by surmount in connection with: (i) the Offer; (ii) any filings under applicable Laws in connection with the transactions contemplated hereby; (iii) any dealings with Governmental Entities in connection with the transactions contemplated hereby; and (iv) any reports issued by the depositary under the Offer.

ARTICLE 8
COVENANTS OF PROFOUND

8.1

Certificate of Profound

Not more than seven hours before the Expiry Time, Profound shall provide to PET a true and correct certificate of Profound, signed by two senior officers of Profound, not in their personal capacities, confirming, after due and careful inquiry, that:

(a)

the representations and warranties of Profound in this Agreement are true and correct in all respects if qualified by a reference to Material Adverse Effect and if not qualified by a reference to Material Adverse Effect (other than with respect to outstanding share capital (both on an undiluted and fully-diluted basis), which shall be true and correct in all respects except for changes thereto resulting from the issuance of Common Shares under the terms of the Options or Performance Warrants), are true and correct in all respects as at the Expiry Time with the same force and effect as if made at such time and regardless of any reference to another time in the representations and warranties unless the failure to be true and correct has not had or would not reasonably be expected to have a Material Adverse Effect on Profound (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored) as at the Expiry Time; and

(b)

all of the covenants and obligations of Profound under the Agreement have been performed or complied with in all material respects.

8.2

No Solicitation and Right to Match

(a)

Profound shall immediately cease and cause to be terminated all existing discussions, solicitations, initiations, encouragements and negotiations, if any, with any parties (other than PET or its Affiliates) conducted on or before the date of this Agreement by Profound or any of its officers, directors, employees, financial advisors, legal counsel, representatives or agents ("Profound Representatives") with respect to any actual or potential Acquisition Proposal.  Profound shall immediately following the entering into of this Agreement send a letter to all parties who have had discussions or negotiations and who have entered into confidentiality agreements with Profound pertaining to any actual or potential Acquisition Proposal and shall use its reasonable commercial efforts to have all materials provided to such parties by Profound, or prepared by such parties in respect of Profound, destroyed or returned to Profound or Profound Representatives as the case may be in accordance with the terms of the confidentiality agreements with such parties and immediately terminate access to any physical or electronic data room(s) maintained by Profound.  Profound shall promptly advise PET orally and in writing of any response or action (actual or threatened) by any recipient of such letter which could hinder, prevent or delay or otherwise adversely affect the completion of the Offer.

(b)

After the date hereof, Profound will not authorize or permit any Profound Representatives to, directly or indirectly:

(i)

solicit, initiate or encourage, or engage in or continue any discussions or negotiations or participate in or take any other action in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal;

(ii)

provide or furnish to any party any information concerning Profound and its business, properties and assets in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal;

(iii)

accept, recommend, approve or enter into any agreement to implement an Acquisition Proposal; or

(iv)

release any party from any confidentiality or standstill agreement between Profound and such party, prior to the expiry of such agreement in accordance with its terms, or amend any such agreement;

provided however, that notwithstanding any other provisions hereof, Profound and the Profound Representatives may:

(i)

engage in discussions or negotiations with any party who (without any solicitation, initiation or encouragement, directly or indirectly, by Profound or Profound Representatives after the date hereof) seeks to initiate such discussions or negotiations, provide or furnish such party with information concerning Profound and its business, properties and assets and participate in or take any other action if such party has first made a bona fide written Acquisition Proposal and the Board of Directors determines such Acquisition Proposal is a Superior Proposal and further determines in good faith, after considering applicable Law and receiving the advice of outside legal counsel (which advice may be reflected in Board of Directors minutes) that such action is necessary in order for the Board of Directors to discharge with its fiduciary duties under applicable Law;

(ii)

comply with Multilateral Instrument 62-104 and similar provisions and applicable rules under securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect to any such Acquisition Proposal to holders of Common Shares; and

(iii)

accept, recommend, approve or enter into any agreement to implement a Superior Proposal and release the party making the Superior Proposal from any standstill provisions but only if prior to such acceptance, recommendation, approval or entering into of an agreement or release, the Board of Directors shall have concluded in good faith, after considering the provisions of applicable Law and after giving effect to all proposals to adjust the terms and conditions of this Agreement and the Offer which may be offered by PET during the two Business Day period set forth in Section 8.2(c) hereof and after receiving the advice of outside counsel (which advice may be reflected in Board of Directors minutes) that such action is necessary in order for the Board of Directors to discharge its fiduciary duties under applicable Law.

(c)

Neither Profound nor Profound Representatives shall provide or furnish any information to any party in accordance with Section 8.2(b) unless Profound shall have entered into a confidentiality and standstill agreement following which Profound shall immediately provide PET with any information provided to any such other party which had not previously been provided to PET.  Upon receipt of an Acquisition Proposal, Profound agrees to provide immediate notice thereof to PET and shall provide PET with a written description of any such Acquisition Proposal and any amendments thereto and a copy thereof.  Profound agrees to notify PET immediately if the Board of Directors determines that any bona fide written Acquisition Proposal constitutes a Superior Proposal.  For a period of two Business Days from the time that Profound notifies PET of the fact that the Board of Directors has determined a bona fide written Acquisition Proposal constitutes a Superior Proposal, the Board of Directors agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.  In addition, during such two Business Days period, Profound shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with PET to make such adjustments in the terms and conditions of this Agreement and the Offer as would enable PET to proceed with the Offer as amended rather than the Superior Proposal.  In the event PET offers to amend this Agreement and the Offer to provide that the holders of Common Shares shall receive a value per Common Share equal to or having a value greater than the value per Common Share provided in the Superior Proposal (the "Amended Offer") and so advises the Board of Directors prior to the expiry of such two Business Days period, the Board of Directors, upon determining that the Amended Offer is superior to the Superior Proposal, shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Offer.

(d)

Profound and PET agree that all information that may be provided to it by Profound with respect to any Superior Proposal pursuant to this Section 8.2 shall be treated as if it were confidential information under the Confidentiality Agreement and shall not be disclosed or used except: (i) in accordance with the provisions of this Agreement and the Confidentiality Agreement; or (ii) in order to enforce its rights under this Agreement in legal proceedings.

(e)

Each Party shall ensure that its officers, directors, employees, financial advisors, legal counsel, representatives and agents are aware of the provisions of this Section 8.2 applicable to such Party.  Each Party shall be responsible for any breach of this Section 8.2 by such Party's officers, directors, employees, financial advisors, legal counsel, representatives and agents .

(f)

Nothing in this Agreement shall prevent the Board of Directors from making any disclosure to the securityholders of Profound if the Board of Directors, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Board of Directors or applicable Law and provided further that such disclosure is otherwise in accordance with the terms of this Agreement.

(g)

PET and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any disclosure made pursuant to Section 8.2(b)(ii) or 8.2(f), recognizing that whether or not such comments are appropriate will be determined by Profound, acting reasonably.

8.3

Non-Completion Fee

(a)

If at any time after the execution of this Agreement and prior to its termination:

(i)

the Board of Directors withdraws, modifies or changes, or publicly announces, withdraws, modifies or changes, its recommendations or determinations set forth in Section 2.2(a) in a manner adverse to PET or resolves to do so or recommends or publicly announces a recommendation that Shareholders accept or vote in favour of another transaction or Acquisition Proposal;

(ii)

the Board of Directors recommends or approves or publicly announces a recommendation or approval of an Acquisition Proposal;

(iii)

the Board of Directors shall have failed to reaffirm its recommendation of the Offer by news release within three Business Days after the public announcement of any Acquisition Proposal (or, in the event that the Offer shall be scheduled to expire within such three Business Day period, prior to the scheduled expiry of the Offer);

(iv)

another Acquisition Proposal has been publicly announced and not withdrawn prior to the Expiry Time, the Minimum Tender Condition has not been satisfied at the Expiry Time, and such Acquisition Proposal is subsequently completed within twelve months of the Expiry Time;

(v)

Profound enters into any agreement with any Person with respect to an Acquisition Proposal prior to the Expiry Time; or

(vi)

the Agreement is terminated by PET pursuant to Section 11.1(b)(ii) or (iii), or by Profound pursuant to Section 11.1(j),

then in any such case Profound shall pay to PET, or as PET otherwise directs, forthwith and in any event within two Business Days after such event, by way of wire transfer of immediately available funds to an account designated by PET (or such other form of consideration as the Parties may agree), the sum of $1,250,000 (the "Non-Completion

Fee").  As of the moment the earliest of any of the events specified in Sections 8.3(a)(i), (ii), (iii), (iv), (v) or (vi) occurs, Profound shall hold such amount in trust for PET.

(b)

If Profound does not have sufficient financial resources to pay the Non-Completion Fee, then it shall be a condition of (i) any Superior Proposal and (ii) any Acquisition Proposal where Profound or any affiliate has entered into any agreement to support such Acquisition Proposal that the person making such Acquisition Proposal shall advance or otherwise provide to Profound the cash required for Profound to pay the Non-Completion Fee, which amount shall be so advanced or provided prior to the date on which Profound is required to pay the Non-Completion Fee.

8.4

Effect of Non-Completion Fee Payment

For greater certainty, the Parties agree that any Non-Competition Fee paid pursuant to Section 8.3 as a result of the occurrence of any of the events referenced in Section 8.3 is a payment of liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, that PET will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties and, subject to the proviso below, shall be the sole remedy of PET in damages with respect to any such event or termination.  Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.  Any payment made pursuant to Section 8.3 hereof shall be without prejudice to the rights and remedies available to PET in respect of any Claim based on any intentional, fraudulent or bad faith breach, failure to comply with or default of this Agreement by Profound or Profound Representatives.

8.5

Access to Information

Subject to the Confidentiality Agreements and Laws, upon reasonable notice, Profound shall afford PET's officers, employees, counsel, accountants and other authorized representatives and advisors (the "PET Representatives") reasonable access during normal business hours from the date hereof and until the earlier of the Expiry Time or the termination of this Agreement, to its properties, books, Contracts and records as well as to its management personnel to, among other things, enable PET to efficiently integrate the business and affairs of Profound with PET and during such period, Profound shall upon reasonable notice provide PET with all information concerning Profound's businesses, properties and personnel as PET or PET Representatives may reasonably request.  Nothing in the foregoing shall require Profound to disclose information subject to a confidentiality agreement with a third party in effect prior to the date hereof where such disclosure would be in violation of the terms of that agreement.

8.6

Structure of Transaction

Profound agrees that, upon request by PET, Profound shall in good faith consider:

(a)

effecting such reorganizations of its business, operations and assets or such other transactions as PET may request, acting reasonably (each, a "Pre-Acquisition Reorganization"); and

(b)

cooperating with PET and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken,

provided that, in the opinion of Profound or its counsel, acting reasonably, the Pre-Acquisition Reorganizations are not prejudicial to Profound, nor will they be prejudicial to Profound in the event the Offer is not completed.  PET shall provide written notice to Profound of any proposed Pre-Acquisition Reorganization at least seven Business Days prior to the Expiry Time.  Upon receipt of such notice and agreement of Profound to the proposal set forth therein, PET and Profound shall work co-operatively and use reasonable commercial efforts to prepare prior to the Expiry Time all documentation necessary and do all such other acts and things as are reasonably necessary to give effect to such Pre-Acquisition Reorganization.  In the event that the Take-Up Date does not occur, all reasonable costs associated with such Pre-Acquisition Reorganization shall be borne by PET.

8.7

Shareholder Claims

Profound shall not settle or compromise any Claim brought by any present, former or purported holder of any securities of Profound in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of PET, which shall not be unreasonably withheld or delayed.

8.8

Hedging

Profound shall in good faith consider establishing a hedging program with the assistance of PET, including but not limited to consideration of one or more Swaps, for Profound's future production and sales of oil, natural gas and natural gas liquids, in form and substance satisfactory to PET, acting reasonably, provided that: (a) PET shall indemnify Profound for any liability or hedging losses arising directly from such hedging program during the term of this Agreement in the event that this Agreement is validly terminated by Profound pursuant to Section 11.1(c); and (b) in the event that the Non-Completion Fee becomes payable, PET shall have no obligation to indemnify Profound for any liability or loss arising from such hedging program or any Swaps and Profound shall be liable to remit to PET, immediately upon termination of this Agreement (and without detracting from any obligation of Profound to pay to PET the Non-Completion Fee), the profits (if any) realized by Profound from such hedging program (including Swaps) during the term of this Agreement.

8.9

Privacy Issues

(a)

For the purposes of this Section 8.9, "Transferred Information" means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its officers, directors, employees, financial advisors, legal counsel, representatives or agents ("Recipient")  by or on behalf of the other Party ("Disclosing Party") as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.

(b)

Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by law, obtained the consent of such individual to such use or disclosure.

(c)

In addition to its other obligations hereunder, Recipient covenants and agrees to:

(i)

prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;

(ii)

after the completion of the transactions contemplated herein,

(A)

collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (a) the Disclosing Party or Recipient have first notified such individual of such additional purpose, and where required by Laws, obtained the consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized by law, without notice to, or consent from, such individual; and

(B)

where required by law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient;

(iii)

return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and

(iv)

notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Laws, obtained the individual's consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Laws.

ARTICLE 9
COVENANTS OF PET

9.1

Certificate of PET

Not more than seven hours before the Expiry Time, PET shall provide to Profound a true and correct certificate signed by two senior officers of the Administrator, on behalf of PET, confirming, after due and careful inquiry, that:

(a)

the representations and warranties of PET in this Agreement are true and correct in all respects if qualified by a reference to Material Adverse Effect and the representation and warranties of PET in this Agreement which are not qualified by a reference to Material Adverse Effect (other than the representation with respect to outstanding share capital of PET), shall be true and correct in all respects at the Expiry Time with the same force and effect as if made at such time and regardless of any reference to another time in the representations and warranties unless the failure to be true and correct has not had or would not reasonably be expected to have a Material Adverse Effect on PET (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored) as at the Expiry Time; and

(b)

all of its covenants and obligations under the Agreement have been performed or complied with in all material respects.

9.2

Availability of Funds

PET covenants and agrees that, at all times when the Offer is outstanding, PET shall not take any action, or fail to take any action, that would result in the representation and warranty set out in Section 5 of Schedule "D" being untrue in any material respect at any time while the Offer is outstanding.

9.3

Other Covenants of PET

PET covenants and agrees that, except: (i) as Profound otherwise agrees in writing (acting reasonably and without undue delay); (ii) is required to do so to preserve or protect life or avoid further injury to any natural person or the environment; (iii) otherwise expressly contemplated in this Agreement; or (iv) required by applicable Laws, until the Expiry Time or the day upon which this Agreement is terminated, whichever is earlier, it:

(a)

shall not directly or indirectly do or permit to occur any of the following: (i) amend the PET Trust Indenture; (ii) declare, set aside or pay any distribution or payment (whether in cash, PET Units, shares or property) in respect of the outstanding PET Units other than regular monthly cash distributions on the PET Units; (iii) make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions; (iv) redeem, purchase or otherwise acquire any of the outstanding PET Units, other than redemptions initiated by a Unitholder and required pursuant to the PET Trust Indenture or purchases pursuant to PET's normal course issuer bid; (v) split, combine or reclassify any of the PET Units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of PET; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except, in the case of (i), (iii) or (vii) (as it relates to (i) or (iii)) , for such actions which do not have a Material Adverse Effect on PET;

(b)

shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement (i) that is qualified by a reference to a Material Adverse Effect misleading or untrue in any respect, or (ii) that is not qualified by a reference to a Material Adverse Effect untrue or incorrect in any respect unless the failure to be true or correct has not had or would not reasonably be expected to have a Material Adverse Effect on PET at any time prior to completion of the Offer or termination of this Agreement, whichever first occurs;

(c)

shall promptly notify Profound in writing of any Material Adverse Change affecting PET and of any change in any representation or warranty provided by PET in this Agreement which change is or may be of such a nature to render any representation or warranty , and PET shall in good faith discuss with Profound any change in circumstances (actual, anticipated, contemplated, or to the knowledge of PET, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Profound pursuant to this provision;

(d)

will furnish promptly to Profound or Profound's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by PET in connection with: (i) the Offer; (ii) any filings under applicable Laws in connection with the transactions contemplated hereby; (iii) any dealings with Governmental Entities in connection with the transactions contemplated hereby; and (iv) any reports issued by the depositary under the Offer;

(e)

shall use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions of the Offer set forth in Schedule "B" to this Agreement, to the extent the same is within its control;

(f)

shall use all reasonable commercial efforts to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Offer, in accordance with the terms thereof, including using its reasonable commercial efforts to:

(i)

obtain all necessary consents, approvals, authorizations and filings as are required to be obtained or made by it under any applicable Law and to satisfy any condition provided for under this Agreement;

(ii)

oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affect its ability to consummate the Offer;

(iii)

co-operate with Profound in connection with the performance by it of its obligations hereunder;

(g)

shall use all reasonable commercial efforts to continue to be a "reporting issuer" (or the equivalent thereof) in all of the Provinces of Canada and in material compliance with all securities Laws in such provinces and the PET Units shall continue to be listed on the Toronto Stock Exchange;

(h)

shall use all reasonable commercial efforts to apply to the Toronto Stock Exchange for its conditional approval of the listing of the PET Units issuable pursuant to the Offer on the Toronto Stock Exchange and to obtain such conditional approval prior to the mailing of the Offer;

(i)

shall use all reasonable commercial efforts to conduct its business only in the usual, ordinary and regular course of business, consistent with past practice and in compliance with applicable Laws and, for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property, provided that the foregoing shall not restrict PET from shutting-in production, entering into or crystallizing Swaps, conducting asset purchases or dispositions or selling or disposing of, in any manner, one or more direct or indirect subsidiaries of PET provided that any such transactions do not have Material Adverse Effect on PET;

(j)

shall use all reasonable commercial efforts to use its reasonable commercial efforts to preserve intact its business organization, assets and goodwill; to maintain its real property interests in their current state; not to take any action or omit to take any action which would render, or which reasonably would be expected to render, any representation or warranty made by it in this Agreement untrue at any time prior to the Effective Time if then made; and to promptly notify Profound in writing of any event or occurrence that would reasonably be expected to have a Material Adverse Effect on PET and of any governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated), provided that the foregoing shall not restrict PET from shutting-in production, entering into or crystallizing Swaps, conducting asset purchases or dispositions or selling or disposing of, in any manner, one or more direct or indirect subsidiaries of PET provided that any such transactions do not have a Material Adverse Effect on PET;

(k)

shall use all reasonable commercial efforts to continue to file all documents or information required to be filed by PET under applicable Laws, in accordance with timelines prescribed under applicable Laws, and all such documents or information, when filed, shall comply as to form and substance in all respects with the requirements of applicable Laws; and

(l)

shall use all reasonable commercial efforts to make or co-operate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such Laws.

9.4

Officers' and Directors' Insurance; Indemnities

PET agrees that, for a period of five years after the Effective Time, PET will cause Profound or any successor to Profound (including any successor resulting from the winding up or liquidation or dissolution of Profound) to maintain Profound's current directors' and officers' insurance policy or an equivalent policy on a five year "trailing" or "run-off" basis subject in either case to terms and conditions no less advantageous to the directors and officers of Profound than those contained in the policy in effect on the date hereof, for all present and former directors and officers of Profound, covering claims made prior to or within five years after the Effective Time.  PET shall, and shall cause Profound or any successor to Profound to, indemnify the directors and officers of Profound to the fullest extent to which PET and Profound, as the case may be, are permitted to indemnify such officers and directors under their respective charter, by-laws, Laws and contracts of indemnity.

9.5

Employment Agreements

PET covenants and agrees, to and after the Effective Time, that it will cause Profound and any successor to Profound, to honour and comply with the terms of all existing employment agreements, termination, severance and retention plans or policies of Profound all of which have been made available to PET and set out in the Disclosure Letter.

9.6

Fiduciary Obligations

It is acknowledged that the Supporting Shareholders have or will enter into the Lock-up Agreements in their capacity as Shareholders and that having done so does not and will not derogate from the discharging of their duties as directors and/or officers of Profound.  It is further acknowledged that nothing contained herein or in the Lock-up Agreements shall prevent any director or officer of Profound from discharging his legal or fiduciary obligations as a director or officer, subject to compliance with this Agreement.

9.7

Third Party Beneficiaries

The provisions of Sections 9.4, 9.5 and 9.6 are (i) intended for the benefit of the employees of  Profound and all present and former directors and officers of Profound, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and Profound shall hold the rights and benefits of Sections 9.4, 9.5 and 9.6 in trust for and on behalf of the Third Party Beneficiaries and Profound hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

ARTICLE 10
MUTUAL COVENANTS

10.1

Other Filings

PET and Profound shall, as promptly as practicable hereafter, prepare and file any filings required under the Competition Act, any securities Law or any Law relating to the transactions contemplated in this Agreement.

10.2

Additional Agreements

Subject to the terms and conditions herein provided and to fiduciary obligations under applicable Law as advised by counsel in writing (which may be evidenced in Board of Directors minutes), each of the Parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to co-operate with each other in connection with the foregoing, including using commercially reasonable efforts (i) to obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts (including, without limitation, the agreement of any Persons as may be required pursuant to any agreement, arrangement or understanding relating to Profound's operations), (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, provincial or foreign Laws, (iii) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, (iv) to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby, (v) to effect all necessary registrations and other filings and submissions of information requested by Governmental Authorities, and (vi) to fulfill all conditions and satisfy all provisions of this Agreement and the Offer.  For purposes of the foregoing, the obligation to use "commercially reasonable efforts" to obtain waivers, consents and approvals to loan agreements, leases and other contracts shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to such other parties.

ARTICLE 11
TERMINATION, AMENDMENT AND WAIVER

11.1

Termination

This Agreement may be terminated by notice in writing:

(a)

at any time prior to the Effective Time by mutual written consent of PET and Profound;

(b)

by PET at any time:

(i)

after the Latest Mailing Date if any condition to making the Offer is not satisfied or waived by such date (other than as a result of any breach by PET of any of its obligations hereunder);

(ii)

if Profound is in default of any material covenant or obligation under this Agreement and such default is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written Notice of such breach or default and the Expiry Time; or

(iii)

if any representation or warranty of Profound:

(A)

that is qualified by a reference to a Material Adverse Effect shall be untrue or incorrect in any respect;

(B)

that is not qualified by a reference to a Material Adverse Effect shall be untrue or incorrect in any respect unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect on Profound (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored); or

(C)

as to Profound's share capital on an undiluted and fully-diluted basis shall be untrue or incorrect (except for changes thereto resulting from the issuance of Common Shares under the terms of Options or Performance Warrants), and such breach, default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written Notice of such breach, default or inaccuracy and the Expiry Time;

(c)

by Profound at any time:

(i)

after the Latest Mailing Date if all of the conditions to making the Offer were satisfied on the Latest Mailing Date and PET has refused to make the Offer or does not mail the Offer by the Latest Mailing Date (other than as a result of any act of Profound or breach by Profound of any of its obligations hereunder);

(ii)

if PET is in default of any material covenant or obligation under this Agreement and such default is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written Notice of such breach or default and the Expiry Time; or

(iii)

if any representation or warranty of PET:

(A)

that is qualified by a reference to a Material Adverse Effect shall be untrue or incorrect in any respect; or

(B)

that is not qualified by a reference to a Material Adverse Effect shall be untrue or incorrect in any respect unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect on PET (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored);

and such breach, default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five days from the date of written Notice of such breach, default or inaccuracy and the Expiry Time;

(d)

by PET or Profound if the Effective Time has not occurred within 60 days following the Initial Expiry Time unless the failure of PET to take up and pay for the Common Shares arises as a result of the breach by Profound of any material covenant or obligation under this Agreement or as a result of any representation or warranty of Profound in this Agreement being materially untrue or incorrect provided, however, that if PET's take-up and payment for Common Shares deposited under the Offer is delayed by:

(i)

an injunction or order made by a court of competent jurisdiction or a Governmental Authority; or

(ii)

PET not having obtained any Regulatory Approval that is necessary to permit PET to take up and pay for Common Shares deposited under the Offer or necessary for Profound to continue to carry on its business as currently conducted;

then, provided that such injunction or order is being actively contested or appealed by PET or Regulatory Approval is being actively sought by PET, as applicable, this Agreement shall not be terminated by Profound pursuant to this Section 11.1(d) until the earlier of: (i) the tenth Business Day following the date on which such injunction or order ceases to be in effect or such Regulatory Approval is obtained, as applicable; and (ii) 90 days following the Initial Expiry Time;

(e)

by PET if any condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer and PET shall not elect to waive such condition, unless the failure of such condition shall be due to the failure of PET to perform the obligations required to be performed by it hereunder;

(f)

by either PET or Profound if the Non-Completion Fee becomes payable (provided that for the purposes of a termination by Profound, Profound must have first paid the Non-Completion Fee);

(g)

by PET if there shall have occurred any Material Adverse Change with respect to Profound;

(h)

by Profound if there shall have occurred any Material Adverse Change with respect to PET;

(i)

by either PET or Profound if a Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 11.1(i) shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction; or

(j)

by Profound if:

(i)

the Board of Directors has received a Superior Proposal through no breach of Section 8.2(a) by Profound or Profound Representatives;

(ii)

Profound has notified PET in writing of the existence of a Superior Proposal in accordance with this Agreement;

(iii)

following receipt by PET of the notice referred to in Section 8.2(c) and a copy of the Superior Proposal, a period of at least two Business Days has elapsed;

(iv)

taking into account any revised proposal made by PET pursuant to Section 8.2(c), such Superior Proposal remains a Superior Proposal; and

(v)

Profound has tendered payment of the Non-Completion Fee payable pursuant to Section 8.3 to PET or its designee.

For greater certainty, each paragraph and subparagraph of this Section 11.1 is independent of and in addition to each other paragraph and subparagraph of this Section 11.1, and may be asserted irrespective of whether any other such section or subsection may be asserted in connection with any particular event occurrence or state of facts or otherwise.

11.2

Amendment

This Agreement may not be amended except by an instrument signed by each of the Parties hereto.

11.3

Waiver

At any time prior to the Effective Time, any of the Parties may:

(a)

extend the time for the performance of any of the obligations or other acts of the other Party; or

(b)

waive compliance with any of the agreements of the other Party or with any conditions to its own obligations,

in each case only to the extent such obligations, agreements or conditions are intended for its benefit.

ARTICLE 12
GENERAL

12.1

Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (referred to in this Section as a "Notice") shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

(a)

If to PET at:

Paramount Energy Trust

Suite 3200, 605 – 5th Avenue S.W.

Calgary, Alberta  T2P 3H5

Attention

Chris Strong

Fax:

(403) 269-4444

E-mail:

Chris.Strong@paramountenergy.com

with a copy to:

Bennett Jones LLP

4500 Bankers Hall East
855 – 2nd Street S.W.

Calgary, Alberta  T2P 4K7

Attention:

John Kousinioris

Fax:

(403) 265-7219

E-mail:

kousiniorisj@bennettjones.com

(b)

If to the Administrator at:

Paramount Energy Operating Corp.

Suite 3200, 605 – 5th Avenue S.W.

Calgary, Alberta  T2P 3H5

Attention:

Chris Strong

Fax:

(403) 269-4444

E-mail:

Chris.Strong@paramountenergy.com

with a copy to:

Bennett Jones LLP

4500 Bankers Hall East
855 – 2nd Street S.W.

Calgary, Alberta  T2P 4K7

Attention:

John Kousinioris

Fax:

(403) 265-7219

E-mail:

kousiniorisj@bennettjones.com

(c)

If to Profound at:

Profound Energy Inc.

380, 435 - 4th Avenue S.W.

Calgary, Alberta  T2P 3A8

Attention:

William T. Davis, President and Chief Executive Officer

Fax:

(403) 237-6103

E-mail:

bdavis@profoundenergy.ca

with a copy to:

Burnet, Duckworth & Palmer LLP

1400, 350 - 7th Ave. S.W.

Calgary, Alberta  T2P 3N9

Attention:

Jay Reid

Fax:

(403) 260-0332

E-mail:

jpr@bdplaw.com

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt.  However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

12.2

Assignment

Neither this Agreement nor any rights or obligations under this Agreement shall be assignable by operation of law, amalgamation or otherwise by any Party without the prior written consent of the other Party, except that PET may assign, without being required to obtain Profound's consent, all or part of its rights or obligations hereunder to one or more of its direct or indirect wholly-owned subsidiaries, but PET shall continue to be liable to Profound as principal obligor for any default by such entities in the performance of any of PET's obligations hereunder.  Subject thereto, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.  No third party shall have any rights hereunder unless expressly stated to the contrary.

12.3

Further Assurances

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transaction contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

12.4

Expenses

Subject to Section 8.3 and Section 8.6, the Parties agree that all costs and expenses of the Parties relating to the Agreement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

12.5

Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

12.6

Acknowledgement

The Parties acknowledge that the the obligations of PET hereunder shall not be personally binding upon the Administrator in its capacity as agent of Computershare Trust Company of Canada, as trustee of PET ("Computershare"), Computershare or any holder of trust units of PET, in their respective capacities as such, such that any recourse against PET, the Administrator, Computershare and any such holder, in their respective capacities as such, in any manner in respect of any indebtedness, obligation or liability of PET arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based in contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the PET Trust Indenture.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF the Parties hereto have executed this Support Agreement as of the date first written above.

PARAMOUNT ENERGY OPERATING CORP. as administrator of PARAMOUNT ENERGY TRUST		PARAMOUNT ENERGY OPERATING CORP.

Per:	/s/ Cameron R. Sebastian	Per:	/s/ Cameron R. Sebastian
	Name: Cameron R. Sebastian Title: Vice President, Finance & CFO		Name: Cameron R. Sebastian Title: Vice President, Finance & CFO

Per:	/s/ Gary C. Jackson	Per:	/s/ Gary C. Jackson
	Name: Gary C. Jackson Title: Vice President, Land, Legal & Acquisition		Name: Gary C. Jackson Title: Vice President, Land, Legal & Acquisition

PROFOUND ENERGY INC.

Per:	/s/ William T. Davis
Name: William T. Davis Title: President & Chief Executive Officer

SCHEDULE "A"
PRORATION CALCULATIONS

The Maximum Cash Consideration and the Maximum Unit Consideration will be pro rated on each date (a "Take-Up Date") upon which PET takes up or acquires Common Shares pursuant to the Offer, Compulsory Acquisition or Subsequent Acquisition Transaction as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the Maximum Cash Consideration and the Maximum Unit Consideration. Accordingly:

(a)

the aggregate amount of cash that PET will pay as consideration for Common Shares pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction on any Take-Up Date shall not exceed the Maximum Cash Consideration multiplied by a fraction, the numerator of which is the number of Common Shares to be taken up on such Take-Up Date and the denominator of which is the total number of outstanding Common Shares not held by PET on the date of the Offer, calculated on a fully-diluted basis (the "Maximum Take-Up Date Cash Consideration"); and

(b)

the aggregate number of PET Units that PET will issue as consideration for Common Shares pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction on any Take-Up Date shall not exceed the Maximum Unit Consideration multiplied by a fraction, the numerator of which is the number of Common Shares to be taken up on such Take-Up Date and the denominator of which is the total number of outstanding Common Shares not held by PET on the date of the Offer, calculated on a fully-diluted basis (the "Maximum Take-Up Date Unit Consideration").

The actual consideration to be received by a Shareholder electing the cash alternative (a "Cash Electing Shareholder") and a Shareholder electing (or deemed to be electing) the unit alternative (a "Unit Electing Unitholder") is subject to the following:

(a)

if, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable by PET to Cash Electing Shareholders in respect of their Common Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, then the Maximum Take-Up Date Cash Consideration will be prorated among the Cash Electing Shareholders such that each Cash Electing Shareholder will receive an amount equal to the amount of the cash sought by such Cash Electing Shareholder multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Cash Consideration and the denominator of which is the aggregate amount of the cash consideration sought by all Cash Electing Shareholders on such Take-Up Date, and each such Cash Electing Shareholder will receive the balance of the consideration to which they are entitled in the form of a number of PET Units calculated by dividing such balance by $3.40, rounded down to the nearest whole number (with cash paid in lieu of any fractional PET Unit); and

(b)

if, on any Take-Up Date, the number of PET Units that would otherwise be issuable to Unit Electing Shareholders in respect of their Common Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Unit Consideration, then the Maximum Take-Up Date Unit Consideration will be prorated among the Unit Electing Shareholders such that each Unit Electing Shareholder will receive a number of PET Units equal to the number of PET Units sought by such Unit Electing Shareholder multiplied by a fraction (rounded to four decimal places), the numerator of which is the Maximum Take-Up Date Unit Consideration and the denominator of which is the aggregate number of PET Units sought by all Unit Electing Shareholders in respect of

A - 2

their Common Shares to be taken up on such Take-Up Date, rounded down to the nearest whole number (with cash paid in lieu of any fractional PET Unit) and each such Unit Electing Shareholder will receive the balance of the consideration to which they are entitled in cash, calculated by multiplying the number of PET Units to which they were otherwise entitled but did not receive by $3.40 (rounded down to the nearest $0.01).

For the purposes of the calculations, if any Shareholder elects more than one consideration alternative, such Shareholder will be considered as a separate Shareholder with respect to each consideration alternative elected.  Any cash paid in lieu of any fractional PET Unit hereunder shall be in addition to and shall not reduce the Maximum Cash Consideration.

.

SCHEDULE "B"

CONDITIONS OF THE OFFER

Subject to the provisions of the Agreement, PET shall have the right to withdraw the Offer or terminate the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer unless all of the following conditions are satisfied or waived by PET at or prior to the Expiry Time:

(a)

there shall have been deposited under the Offer and not withdrawn at least 66 2/3% of the Common Shares outstanding on a fully-diluted basis (excluding any Common Shares issued or issuable upon conversion of the Special Warrants) other than any Common Shares held at the date of the Offer by or on behalf of PET or its Affiliates or any Common Shares  issued or issuable upon conversion of the Special Warrants (the "Minimum Tender Condition");

(b)

all requisite Regulatory Approvals, including the Competition Act Approval, shall have been obtained on terms and conditions satisfactory to PET in its sole discretion, acting reasonably;

(c)

PET shall have determined in its discretion, acting reasonably, that no act, action, suit or proceeding shall have been threatened or taken before or by any Governmental Authority, whether or not having the force of Law, and no Law shall have been proposed, enacted, promulgated or applied, in either case:

(i)

to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to PET of the Common Shares or the right of PET to own or exercise full rights of ownership of the Common Shares;

(ii)

which, if the Offer were consummated, would reasonably be expected to have a Material Adverse Effect on PET or Profound; or

(iii)

which would materially and adversely affect the ability of PET to proceed with the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction) and/or take up and pay for any Common Shares deposited under the Offer;

(d)

there shall not exist any prohibition at Law against PET making the Offer or taking up and paying for any Common Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(e)

there shall not exist or have occurred, in the judgment of PET, acting reasonably, a Material Adverse Change in respect of Profound;

(f)

at the Expiry Time:

(i)

all representations and warranties of Profound in the Agreement:

(A)

that are qualified by a reference to a Material Adverse Effect shall be true and correct in all respects; and

B - 2

(B)

that are not qualified by a reference to a Material Adverse Effect (other than with respect to outstanding share capital (on an undiluted and fully diluted basis) which shall be true and correct in all respects except for changes thereto resulting from the issuance of Common Shares under the terms of the Options and Performance Warrants) shall be true and correct in all respects unless the failure to be true or correct has not had or would not reasonably be expected to have a Material Adverse Effect; and

(ii)

Profound shall have observed and performed its covenants in the Agreement in all material respects to the extent that such covenants were to have been observed or performed by Profound at or prior to the Expiry Time;

(g)

the Agreement shall not have been terminated;

(h)

the Lock-up Agreements shall have been complied with and shall not have been terminated;

(i)

the Area of Exclusion Agreements shall have been complied with and shall not have been terminated;

(j)

except as set forth in the Disclosure Letter, all outstanding Options or Performance Warrants, or any other rights or entitlements granted to purchase or otherwise acquire authorized and unissued Common Shares shall have been exercised in full, converted, repurchased as permitted by the Agreement or irrevocably released, surrendered or waived;

(k)

there shall be no written or oral consulting or management agreements, or contracts of employment entered into with any parties or employees employed by Profound which are not terminable on giving of reasonable notice in accordance with applicable Laws and the payment of any amount required thereunder which payments shall not exceed in the aggregate the sum of $1,450,000;

(l)

there shall be no greater than 40,711,741 Common Shares issued and outstanding, on a fully diluted basis, after taking account of any such Common Shares issued or to be issued upon the exercise or surrender of Options or Performance Warrants, as contemplated in paragraph (k) of this Schedule "B"; and

(m)

the aggregate of Profound's net debt (being bank debt plus any net working capital deficiency or less any working capital surplus) at March 26, 2009 shall not exceed $61,500,000, excluding the reasonable fees and expenses of Profound incurred in connection with the Offer (including, but not limited to, the payment of all Employee Obligations and financial advisor expenses) which shall not, in the aggregate, exceed $2,500,000.

B - 3

The foregoing conditions are for the exclusive benefit of PET and may be asserted by PET regardless of the circumstances giving rise to such assertion (including any action or inaction by PET or any of its Affiliates) giving rise to any such condition.  PET may, in PET's sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which PET may have.  The failure by PET at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be assessed at any time and from time to time.  For greater certainty, each of the conditions set out in this Schedule "B" is independent of and in addition to each other condition set out in this Schedule "B" and may be asserted irrespective of whether any other condition may be asserted in connection with any particular event, occurrence or state of facts or otherwise.

SCHEDULE "C"
FORM OF NEWS RELEASE

SCHEDULE "D"
REPRESENTATIONS AND WARRANTIES OF PET AND THE ADMINISTRATOR

2.

Organization and Qualification

PET has been duly created and is a valid and subsisting trust under the Laws of Alberta and has the requisite trust authority and power to carry on its business as it is now being conducted.  The Administrator is and Offerco will be a corporation duly incorporated and organized and validly existing under the Laws of Alberta and has the requisite corporate power and authority to carry on its business as it is now being conducted.  Each of PET and the Administrator is and Offerco will be duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where failure to be so registered or in good standing would not have a Material Adverse Effect on PET.

3.

Authority Relative to this Agreement

PET has the requisite trust authority, and the Administrator has the requisite corporate authority, to enter into this Agreement and to carry out their respective obligations hereunder.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the board of directors of the Administrator, and no other corporate or trust proceedings on the part of PET or the Administrator are necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly executed and delivered for and on behalf of PET and by the Administrator and constitutes the legal, valid and binding obligation of PET and the Administrator enforceable against them in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally, and to general principles of equity.

4.

No Violations

(a)

None of the execution and delivery of this Agreement by PET or the Administrator, the consummation of the transactions contemplated hereby or compliance by PET or the Administrator with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any Encumbrance upon any of the properties or assets of PET or the Administrator, or any of their respective subsidiaries, under any of the terms, conditions or provisions of (x) its constating documents or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which PET, the Administrator or any of their subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which PET, the Administrator or any of their subsidiaries is bound; (ii) violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to PET, the Administrator or any of their subsidiaries; or (iii) cause the suspension or revocation of any authorization, consent, approval or licence currently in effect (except, in the case of each of clauses (i), (ii) and (iii) for such violations, conflicts, breaches, defaults, terminations, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not have a Material Adverse Effect on PET or have a material adverse effect on the ability of PET to consummate the transactions contemplated hereby).

(b)

Other than in connection with or in compliance with the provisions of securities Laws, the requirements of the Toronto Stock Exchange and the Competition Act: (i) there is no legal impediment to PET's consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by PET in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of PET to consummate the transactions contemplated hereby.

5.

Financial Capacity

PET has currently available to it and will have at the Effective Time financial resources sufficient to fund the consideration payable by it to the Shareholders pursuant to the Offer.  The PET Units to be issued to Shareholders pursuant to and in accordance with the terms of the Offer have been authorized for issuance and when issued in accordance with the terms of the Offer will be duly and validly issued as fully paid and non-assessable trust units of PET.

6.

Capitalization

As of the date of this Agreement, the authorized capital of PET consists of an unlimited number of PET Units and an unlimited number of special voting units of which as at the date hereof, only 112,967,783 PET Units are issued and outstanding, all of which are issued as fully paid and non-assessable.  Except for PET Unit Incentive Rights to acquire 9,849,375 PET Units, PET Bonus Rights to acquire 174,138 PET Units, PET Units issuable pursuant to the terms of PET's 6.5% convertible unsecured subordinated debentures due June 30, 2012, and PET Units issuable pursuant to PET's Distribution Reinvestment and Option Trust Unit Purchase Plan, there are no options, puts, calls, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by PET of any securities of PET (including PET Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any units of PET (including PET Units), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of PET.

7.

No Material Adverse Change

Since December 31, 2008, there has not been any Material Adverse Change in respect PET.

8.

Information

All material data and information provided by PET to Profound and its agents and representatives is complete and true and correct in all material respects and does not omit any data or information necessary to make the data and information provided, taken as a whole, not misleading in any material respect.

9.

No Undisclosed Material Liabilities

Except (a) as disclosed or reflected in the audited consolidated financial statements of PET as at and for the year ended December 31, 2008; and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice; (ii) pursuant to the terms of this Agreement; or (iii) otherwise disclosed in writing to Profound, PET, the Administrator and their respective subsidiaries have not incurred any material Liabilities of any nature, whether accrued, contingent or otherwise or which would be required by GAAP to be reflected on a consolidated balance sheet of PET as of the date hereof.

10.

Impairment

Neither the making nor the successful completion of the Offer will result in a Material Adverse Change in PET.

11.

Conduct of Business

Since December 31, 2008, except as otherwise disclosed in writing to Profound, PET, the Administrator and their respective subsidiaries have conducted and are conducting their business substantially in accordance with good oilfield and environmental practices and in compliance in all material respects with all applicable Laws, rules and regulations and, in particular, with all applicable licensing, Regulatory Approvals and environmental legislation, regulations or by-laws or other requirements of any governmental or regulatory bodies applicable to PET, the Administrator or their respective subsidiaries in each jurisdiction in which they carry on business, and hold licences, Regulatory Approvals, registrations and qualifications material to their business and assets in all jurisdictions in which they carry on business, which are necessary or desirable to carry on their business, as now conducted, and where the failure to so conduct business or be in such compliance would have a Material Adverse Effect on PET, and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any such Material Adverse Effect on PET.

12.

Reports

(a)

PET has delivered or made available to Profound true and complete copies of: (i) PET's Information Circular-Proxy Statement dated March 20, 2008 relating to its annual and special meeting of shareholders held on May 9, 2008; (ii) PET's Annual Information Form for the year-ended December 31, 2008 dated March 10, 2009; (iii) the audited consolidated financial statements of PET as at and for the year ended December 31, 2008; (iv) PET's management's discussion and analysis for the year ended December 31, 2008; and (v) all press releases and material change reports of PET since December 31, 2008.  As of their respective dates, such documents (including all exhibits and schedules thereto) (i) did not contain a "misrepresentation" (as defined in the Securities Act); and (ii) complied in all material respects with all applicable requirements of Law including securities laws.  The audited consolidated financial statements of PET as at and for the year ended December 31, 2008 were prepared in accordance with GAAP (except as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of PET's auditors), and fairly present the financial position, results of operations and changes in financial position of PET and its subsidiaries (taken as a whole) as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(b)

PET will during the term of this Agreement deliver to Profound as soon as they become available true and complete copies of any report or statement filed by it with the Canadian Securities Regulatory Authorities or to be delivered to Shareholders subsequent to the date hereof.  As of their respective dates, such reports and statements (excluding any information therein provided by Profound, as to which PET makes no representation) (i) will not contain any "misrepresentation" (as defined in the Securities Act); and (ii) will comply in all material respects with all applicable requirements of law including securities laws.  The financial statements of PET issued by PET or to be included in such reports and statements (excluding any information therein provided by Profound, as to which PET makes no representation) will be prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of PET's auditors; or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly the consolidated financial position, results of operations and changes in financial position of PET as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

13.

Books and Records

The records and minute books of PET, POT and the Administrator have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

14.

Litigation, etc.

Except as has been publicly disclosed prior to the date hereof or as described in writing to Profound, there is no claim, action, proceeding, inquiry or investigation pending or, to the knowledge of PET, threatened against or relating to PET, POT or the Administrator or affecting any of their properties or assets before any court or Governmental Authority or body that, if adversely determined, is likely to have a Material Adverse Effect on PET or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer nor is PET aware of any basis for any such claim, action, proceeding or investigation.  None of PET, POT or the Administrator is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on PET or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer.

15.

Environmental

To the knowledge of PET:

(a)

none of PET, POT or the Administrator is in material violation of any applicable federal, provincial, municipal or local Laws, regulations, orders, government decrees, ordinances or regulatory approvals with respect to environmental, health or safety matters (collectively, "Environmental Laws");

(b)

each of PET, POT and the Administrator has operated its business at all times and has generated, received, handled, used, stored, treated, shipped, recycled and disposed of all contaminants in material compliance with Environmental Laws;

(c)

there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes within PET's, POT's or the Administrator's ownership, possession or control, other than those which have been or are in the process of being rectified, on any of the real property owned or leased by PET, POT or the Administrator or on any other real property;

(d)

there have been no material releases, deposits or discharges, in violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes, within PET's, POT's or the Administrator's  ownership, possession or control, into the earth, air or into any body of water or any municipal or other sewer or drain water systems by PET, POT or the Administrator;

(e)

no material orders, directions or notices have been threatened or have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of PET, POT or the Administrator other than abandonment and reclamation orders, directions or notices issued in connection with the normal course of business;

(f)

no event, matter, occurrence or circumstance with respect to environmental matters exists which could reasonably be expected to interfere with PET, POT or the Administrator obtaining any required Regulatory Approvals in respect of its projects or that could have a Material Adverse Effect on PET; and

(g)

PET, POT and the Administrator, as of the date hereof, hold all material licences, permits and regulatory approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets and all such licences, permits and regulatory approvals are in full force and effect.

16.

Notice of Environmental Policies or Laws

None of PET, POT or the Administrator has not received notice of any proposed Environmental Laws or policies which PET reasonably believes would have a Material Adverse Effect on PET, other than those that apply to the industry generally.

17.

Compliance with Law

PET, POT and the Administrator have complied with and are in compliance with all Laws applicable to the operation of their business, except where such non-compliance would not, considered individually or in the aggregate, have a Material Adverse Effect on PET or materially effect the ability of PET to consummate the transactions contemplated hereby.

18.

Restrictions on Business Activities

Except as disclosed in writing to Profound there is no agreement, judgement, injunction, order, decree, understanding or other restriction with any Person binding upon PET, POT or the Administrator which has or could have the effect of materially restricting, prohibiting or impairing:

(a)

any current or currently proposed business practice of PET, POT or the Administrator;

(b)

PET from carrying on its business with any customer or within any geographic region;

(c)

any acquisition of property by PET, POT or the Administrator; or

(d)

the conduct of business by PET, POT and the Administrator as currently conducted or as currently proposed to be conducted by them.

19.

Engineering Reports

PET has provided copies of all engineering reports (including drafts) with respect to its properties (as estimated by PET's independent and internal engineers).  PET has provided to McDaniel & Associates Consultants Ltd. ("McDaniel"), independent geological and petroleum engineering consultants, all material information concerning its assets and reserves in respect of the engineering reports of McDaniel dated January 29, 2009 and effective December 31, 2008 (the "McDaniel Engineering Reports") and, in particular, all material information respecting PET's interests in these assets which information did not contain any misrepresentation at the time such information was provided.  PET is not aware of any information not provided to McDaniel that would have a material adverse impact on the McDaniel Engineering Reports, taken as a whole.  PET believes that the McDaniel Engineering Reports reasonably present the quantity and pre-tax present worth values of the oil and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report based upon information available at the time such reserves information was prepared, and PET believes that at the date of such report McDaniel did not (and as of the date hereof, except as may be attributable to production since the respective dates of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom.

20.

Petroleum and Natural Gas Property Interests

The interests of PET in its petroleum and natural gas properties (the "PET Interests") are free and clear of adverse claims created by, through or under PET, except as disclosed in the PET financial statements for the year ended December 31, 2008 or those arising in the ordinary course of business and that would not have a Material Adverse Effect on PET and, to its knowledge, PET holds the PET Interests under valid and subsisting licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the PET Interests would not have a Material Adverse Effect on PET.

21.

Title to Oil and Gas Properties

Although it does not warrant title, PET is not aware of any defects, failures or impairments to the title to its oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party which in the aggregate could reasonably be expected to have a Material Adverse Effect on PET.

22.

Material Agreements

All agreements material to the conduct of the business of PET are disclosed in PET's annual information form for the year ended December 31, 2008 and are valid and subsisting and PET, POT or the Administrator, as applicable, are not in material default under any such agreements.

23.

Disclosure

To the knowledge of PET, PET has not withheld from Profound any material information or documents requested by Profound concerning PET or its assets or Liabilities during the course of Profound's review of PET and its assets.

24.

Listings

The PET Units are listed on the Toronto Stock Exchange.

25.

Reporting Issuer Status

PET is a "reporting issuer" or the equivalent thereof not in default under the securities legislation of each of the provinces of Canada.

SCHEDULE "E"
REPRESENTATIONS AND WARRANTIES OF PROFOUND

1.

Organization and Qualification

Profound is a corporation duly amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its properties and conduct its business as now owned and conducted.  Profound is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Profound.

2.

Authority Relative to this Agreement

Profound has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors, and no other corporate proceedings on the part of Profound are necessary to authorize this Agreement (except for obtaining any applicable shareholder approval in respect of any Subsequent Acquisition Transaction) and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Profound and constitutes a legal, valid and binding obligation of Profound enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally, and to general principles of equity.

3.

No Violations

(a)

None of the execution and delivery of this Agreement by Profound, the consummation of the transactions contemplated hereby or the compliance by Profound with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any Encumbrance upon any of the properties or assets of Profound under, any of the terms, conditions or provisions of (x) the certificate and articles of incorporation and by-laws of Profound, as amended; or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which Profound is a party or to which it, or any of its properties or assets, may be subject or by which Profound is bound; (ii) subject to compliance with the statutes and regulations referred to in Section 3(b) of this Schedule "E", violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Profound; or (iii) cause the suspension or revocation of any authorization, consent, approval or licence currently in effect (except, in the case of each of clauses (i), (ii) and (iii) for such violations, conflicts, breaches, defaults, terminations, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not have a Material Adverse Effect on Profound or have a material adverse effect on the ability of Profound to consummate the transactions contemplated hereby).

(b)

Other than in connection with or in compliance with the provisions of securities Laws, the rules of the Toronto Stock Exchange and the Competition Act: (i) there is no legal impediment to Profound's consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Profound in connection with the making or the consummation by PET of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on Profound or materially affect the ability of Profound to consummate the transactions contemplated hereby.

(c)

Except as set forth in the Disclosure Letter, there is no non-competition, area of mutual interest, right of first refusal, right of first offer, change of control, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which Profound, or, to the knowledge of Profound, any director, officer, employee or consultant or any Affiliate of such Persons is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of Profound (i) in a particular manner or to a particular locality or geographic region; or (ii) for a limited period of time.

(d)

The execution, delivery and performance of this Agreement does not and will not result in the restriction of Profound from engaging in its business or from competing with any Person or in any geographical area and do not and will not result in a Material Adverse Effect on Profound or trigger or cause to arise any rights of any Person under any contract or arrangement to restrict any of the foregoing from engaging in the business currently carried on by Profound.

4.

Capitalization

As of the date of this Agreement, the authorized share capital of Profound consists of an unlimited number of Common Shares, an unlimited number of preferred shares, issuable in series, and an unlimited number of special voting shares of which, as of the date hereof, only 37,129,008 Common Shares are issued and outstanding.  As of the date hereof, 848,000 Common Shares are issuable pursuant to the exercise of outstanding Options at an average exercise price of $0.57 and none of such Options have an exercise price greater than $1.34.  As of the date hereof, 2,734,733 Common Shares are issuable pursuant to the exercise of outstanding Performance Warrants, of which 577,282 have an exercise price of $6.20 per Performance Warrant, 577,280 have an exercise price of $7.23 per Performance Warrant, 577,279 have an exercise price of $8.25 per Performance Warrant, 577,279 have an exercise price of $9.28 per Performance Warrant and 577,279 have an exercise price of $10.33 per Performance Warrant.  Except as set forth in the immediately preceding sentences and with respect to the ESPP, there are no options, puts, calls, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Profound of any shares of Profound (including Common Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Profound (including Common Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Profound. All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Common Shares issuable upon exercise of outstanding Options in accordance with their terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

5.

No Material Adverse Change

Since December 31, 2008, there has not been any Material Adverse Change in respect of Profound.

6.

Information

All material data and information provided by Profound to PET and its agents and representatives is complete and true and correct in all material respects and does not omit any data or information necessary to make the data and information provided, taken as a whole, not misleading in any material respect.

7.

No Undisclosed Material Liabilities

Except (a) as disclosed or reflected in the audited financial statements of Profound as at and for the year ended December 31, 2008; and (b) for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice; (ii) pursuant to the terms of this Agreement; or (iii) set forth in the Disclosure Letter, Profound has not incurred any material Liabilities of any nature, whether accrued, contingent or otherwise or which would be required by GAAP to be reflected on a consolidated balance sheet of Profound as of the date hereof.

8.

Impairment

Neither the making nor the successful completion of the Offer will result in a Material Adverse Effect in respect of Profound.

9.

Employee Obligations

There are no Employee Obligations other than those existing as of the date hereof as described in the Disclosure Letter and such Employee Obligations do not exceed the amount set forth in the Disclosure Letter.

10.

Brokerage Fees

Profound has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that FirstEnergy Capital Corp. has been retained as Profound's financial advisors in connection with certain matters including the transactions contemplated hereby. Profound has delivered to PET a true and complete copy of its agreements with FirstEnergy Capital Corp. and Profound hereby agrees not to amend such agreements without PET's consent.  There are no fees payable to such advisors other than those disclosed in the Disclosure Letter.

11.

Conduct of Business

Since December 31, 2008, and except as set forth in the Disclosure Letter or contemplated herein, Profound has conducted and is conducting its business substantially in accordance with good oilfield and environmental practices and in compliance in all material respects with all applicable Laws, rules and regulations and, in particular, with all applicable licensing, Regulatory Approvals and environmental legislation, regulations or by-laws or other requirements of any governmental or regulatory bodies applicable to Profound in each jurisdiction in which it carries on business, and hold licences, Regulatory Approvals, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business, which are necessary or desirable to carry on the business of Profound, as now conducted, and where the failure to so conduct business or be in such compliance would have a Material Adverse Effect on Profound and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on Profound.

12.

Reports

(a)

Profound has made available or delivered to PET true and complete copies of: (i) Profound's Information Circular-Proxy Statement dated April 18, 2008 relating to its annual and special meeting of shareholders held on May 28, 2008; (ii) Profound's Annual Information Form for the year ended December 31, 2008 dated March 26, 2009; (iii) the audited financial statements of Profound as at and for the year ended December 31, 2008; (iv) the independent reserves and economic valuation report dated effective December 31, 2008 prepared in accordance with National Instrument 51-101; and (v) all press releases and material change reports of Profound since December 31, 2008.  As of their respective dates, such documents (including all exhibits and schedules thereto) (i) did not contain a "misrepresentation" (as defined in the Securities Act); and (ii) complied in all material respects with all applicable requirements of Law including securities laws.  The audited financial statements of Profound as at and for the year ended December 31, 2008 were prepared in accordance with GAAP (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Profound's auditors) and fairly present the financial position, results of operations and changes in financial position of Profound as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(b)

Profound will during the term of this Agreement deliver to PET as soon as they become available true and complete copies of any report or statement filed by it with the Canadian Securities Regulatory Authorities or to be delivered to Shareholders subsequent to the date hereof.  As of their respective dates, such reports and statements (excluding any information therein provided by PET, as to which Profound makes no representation) (i) will not contain any "misrepresentation" (as defined in the Securities Act); and (ii) will comply in all material respects with all applicable requirements of law including securities laws. The financial statements of Profound issued by Profound or to be included in such reports and statements (excluding any information therein provided by PET, as to which Profound makes no representation) will be prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Profound's auditors; or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly the consolidated financial position, results of operations and changes in financial position of Profound as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

13.

No Subsidiaries

Profound has no subsidiaries or any interest in any partnership, corporation or other business organization.

14.

Books and Records

The corporate records and minute books of Profound have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

15.

Litigation, etc.

Except as has been publicly disclosed prior to the date hereof or as described in the Disclosure Letter, there is no claim, action, proceeding, inquiry or investigation pending or, to the knowledge of Profound, threatened against or relating to Profound or affecting any of its properties or assets before any court or Governmental Authority or body nor is Profound aware of any basis for any such claim, action, proceeding or investigation.  Profound is not subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Profound or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Offer.

16.

Environmental

To the knowledge of Profound:

(a)

Profound is not in material violation of any applicable Environmental Laws;

(b)

Profound has operated its business at all times and has generated, received, handled, used, stored, treated, shipped, recycled and disposed of all contaminants in material compliance with Environmental Laws;

(c)

there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes within Profound's ownership, possession or control, other than those which have been or are in the process of being rectified, on any of the real property owned or leased by Profound or on any other real property;

(d)

there have been no material releases, deposits or discharges, in violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes, within Profound's ownership, possession or control, into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Profound;

(e)

no material orders, directions or notices have been threatened or have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Profound other than abandonment and reclamation orders, directions or notices issued in connection with the normal course of business;

(f)

no event, matter, occurrence or circumstance with respect to environmental matters exists which could reasonably be expected to interfere with Profound obtaining any required Regulatory Approvals in respect of its projects or that could have a Material Adverse Effect on Profound; and

(g)

Profound, as of the date hereof, holds all material licences, permits and regulatory approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets and all such licences, permits and regulatory approvals are in full force and effect.

17.

Notice of Environmental Policies or Laws

Profound has not received notice of any proposed Environmental Laws or policies which Profound reasonably believes would have a Material Adverse Effect on Profound, other than those that apply to the industry generally.

18.

Insurance

Policies of insurance in force as of the date hereof naming Profound and its directors and officers as insureds adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Profound as would be customary in respect of the businesses carried on by Profound.  All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Offer.

19.

Tax Matters

(a)

Returns Filed and Taxes Paid. All Tax Returns required to be filed by or on behalf of Profound have been duly filed on a timely basis and such Tax Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on Profound's financial statements, and no other Taxes are payable by Profound with respect to items or periods covered by such Tax Returns.

(b)

Tax Reserves. For the year ended December 31, 2008, Profound has paid all applicable Taxes or Profound has provided adequate accruals in its audited financial statements for the year ended December 31, 2008 for all such unpaid Taxes. The audited financial statements for the year ended December 31, 2008 disclose all future income taxes in conformity with GAAP.

(c)

Tax Returns Furnished. For all periods ending on and after December 31, 2005, PET has been furnished by Profound with true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, or agreements relating to Taxes, and (ii) all separate federal, provincial, state, local or foreign income or franchise Tax Returns for Profound.

(d)

Tax Deficiencies, Audits, Statutes of Limitations. Except as set forth in the Disclosure Letter, no material deficiencies exist or have been asserted with respect to Taxes of Profound.  Profound is not party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Profound or any of its assets.  No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Profound.  Except as set forth in the Disclosure Letter, the Tax Returns of Profound have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened.

20.

Compliance with Law

Profound has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, have a Material Adverse Effect on Profound or materially effect the ability of Profound to consummate the transactions contemplated hereby.

21.

Restrictions on Business Activities

Except as set forth in the Disclosure Letter there is no agreement, judgement, injunction, order, decree, understanding or other restriction with any Person binding upon Profound which has or could have the effect of materially restricting, prohibiting or impairing:

(a)

any current or currently proposed business practice of Profound;

(b)

Profound from carrying on its business with any customer or within any geographic region;

(c)

any acquisition or disposition of property by Profound; or

(d)

the conduct of business by Profound as currently conducted or as currently proposed to be conducted by Profound.

22.

Employee Benefit Plans

Other than as set forth in the Disclosure Letter, Profound:

(a)

has no retirement savings plans (either registered or unregistered) or other employee benefit plans, and has not made any promises with respect to increased benefits under such plans except for the ESPP;

(b)

has provided adequate accruals in its audited financial statements for the year ended December 31, 2008 (or such amounts are fully funded) for all pension or other employee benefit obligations of Profound arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Profound as well as for any other payment required to be made by Profound in connection with the termination of employment or retirement of any employee of Profound in respect of the fiscal period ended December 31, 2008; and

(c)

has no stock option plans or arrangements other than the Profound Stock Option Plan, the ESPP and, except as otherwise disclosed herein or in accordance with the Performance Warrants, is not otherwise a party to any agreement to provide any Common Shares or other Profound securities (including any securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire Common Shares) or to provide any options to acquire Common Shares or any other Profound securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Common Shares to any person other than pursuant to the Profound Stock Option Plan or existing Performance Warrants.

23.

Employment Agreements

(a)

Except for contracts or arrangements set forth in the Disclosure Letter, Profound is not a party to any employment agreement or to any written or oral policy, agreement, obligation or understanding or any amendment thereto which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause on giving reasonable notice as may be implied by Law and the Disclosure Letter sets out all amounts required to be paid upon such termination.

(b)

Other than as set forth in the Disclosure Letter, Profound is not a party to any change of control, retention, supplemental executive retirement plan (registered or unregistered) or any other agreement pertaining to compensation, other than a contemplated Employee Obligation, with executives or other employees, including former employees, of Profound, nor are any such agreements contemplated, being negotiated or otherwise have been executed as of the date hereof.

24.

Shareholder Rights Plan

Other than the Rights Plan, Profound has no shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Common Shares or other securities of Profound or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the making of the Offer.

25.

Engineering Reports

Profound has provided copies of all engineering reports (including drafts) with respect to its properties (as estimated by Profound's independent and internal engineers).  Profound has provided to GLJ Petroleum Consultants Ltd. ("GLJ"), independent geological and petroleum engineering consultants, all material information concerning its assets and reserves in respect of the engineering report of GLJ dated February 25, 2009 and effective December 31, 2008 (the "GLJ Engineering Report") and, in particular, all material information respecting Profound's interests in these assets which information did not contain any misrepresentation at the time such information was provided.  Profound is not aware of any information not provided to GLJ that would have a material adverse impact on the GLJ Engineering Report, taken as a whole.  Profound believes that the GLJ Engineering Report reasonably presents the quantity and pre-tax present worth values of the oil and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report based upon information available at the time such reserves information was prepared, and Profound believes that at the date of such report GLJ did not (and as of the date hereof, except as may be attributable to production since the respective dates of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom.

26.

Confidentiality Agreements

Profound has not waived or released the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by Profound.

27.

Internal Controls

Profound maintains a system of internal accounting controls sufficient to provide reasonable assurances that:

(a)

transactions are executed in accordance with management's general or specific authorization;

(b)

transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and

(c)

access to assets is permitted only in accordance with management's general or specific authorization.

28.

Fairness Opinion

Profound has received a verbal opinion from its financial advisor stating that, as of the date hereof, the consideration to be received under the Offer is fair, from a financial point of view, to Shareholders, which opinion shall be included in the Directors' Circular.

29.

Interested Party Transactions

Except as disclosed in the Disclosure Letter, Profound is not indebted to or otherwise obligated to, or party to an agreement with:

(a)

the Supporting Shareholders or any subsidiary or entity controlled by them; or

(b)

any director, executive officer, employee of, or any Person not dealing at Arm's Length with, Profound, including without limitation the Supporting Shareholders.

Except as disclosed in the Disclosure Letter, no director, officer, employee or agent of, or any other Person not dealing at Arm's Length with Profound has any indebtedness, Liability or obligation to Profound or is a party to any contract, arrangement or understanding or other transactions required to be disclosed pursuant to applicable Laws.

30.

Petroleum and Natural Gas Property Interests

The interests of Profound in its petroleum and natural gas properties (the "Profound Interests") are free and clear of adverse claims created by, through or under Profound, except as disclosed in the Financial Statements or those arising in the ordinary course of business and that would not have a Material Adverse Effect on Profound and, to its knowledge, Profound holds the Profound Interests under valid and subsisting licenses, leases, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold the Profound Interests would not have a Material Adverse Effect on Profound.

31.

Title to Oil and Gas Properties

Although it does not warrant title, Profound is not aware of any defects, failures or impairments to the title to its oil and gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party which in the aggregate could reasonably be expected to have a Material Adverse Effect on Profound.

32.

Material Agreements

All agreements, permits, licences, regulatory approvals, plans, certificates and other rights and authorizations material to the conduct of the business of Profound are disclosed in the Disclosure Letter and are valid and subsisting and Profound is not in material default under any such agreements, permits, licences, Regulatory Approvals, plans, certificates and other rights and authorizations.  For the purposes of this Section 32, any contract or agreement pursuant to which Profound will, or may reasonably be expected to, expend more than an aggregate of $150,000 or receive or be entitled to receive revenue of more than $150,000 in either case in the next 12 months, or is out of the ordinary course of business of Profound, shall be considered to be material.

33.

Disclosure

To the knowledge of Profound, Profound has not withheld from PET any material information or documents concerning Profound or its assets or Liabilities during the course of PET's review of Profound and its assets.

34.

Listings

The Common Shares are listed on the Toronto Stock Exchange.

35.

Reporting Issuer Status

Profound is a "reporting issuer" or the equivalent thereof not in default under the securities legislation of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick.

36.

Production

As of the date of this Agreement, Profound's daily production is not less than 3,000 boe/d.

37.

Debt and Working Capital

As at March 26, 2009, Profound's net debt (being bank debt and net working capital deficiency) does not exceed $61,500,000.

38.

Lending Agreements

No event of default or breach of any covenant has occurred under Profound's existing banking and lending agreements.  Profound has provided PET with true and complete copies of any documentation respecting all of Profound's existing banking and lending agreements.

39.

Guarantees of Indemnities

Profound is not a party to or bound by any agreement of guarantee, indemnification (other than indemnification of directors and officers in accordance with the by-laws of Profound and applicable Laws and other than standard indemnities in favour of purchasers of assets in purchase and sale agreements and underwriters and agents in connection with offerings of securities, Profound's registrar and transfer agent, indemnities and guarantees in favour of Profound's bankers and indemnities to support Profound's obligations pursuant to agreements entered into in the ordinary course of business), or any other like commitment of the obligations, Liabilities (contingent or otherwise) of indebtedness of any other person.

40.

Bankruptcy and Insolvency Matters

(a)

No action or proceeding has been commenced or filed by or against Profound or which seeks or may lead to receivership, bankruptcy, a commercial proposal or similar proceeding of Profound, the adjustment or compromise of claims against it or the appointment of a trustee, receiver, liquidator, custodian or other similar officer for Profound or any portion of its assets.  No such action or proceeding has been authorized or is being considered by or on behalf of Profound and no creditor or equity securityholder of Profound has threatened to commence or advised that it may commence, any such action or proceeding.

(b)

Profound has not made, nor is it considering making, an assignment for the benefit of its creditors, and has not requested, nor is it considering requesting, a meeting of its creditors to seek a reduction, compromise, composition or other accommodation with respect to its indebtedness.

41.

Flow-Through Obligations

Profound has not entered into any agreements or made any covenants with any parties with respect to the issuance of "flow-through" shares or the incurring and renunciation of Canadian exploration expense or

Canadian development expense, which amounts have not been fully expended and renounced as required thereunder.

42.

Tax Pools

Profound's Tax Pools on a consolidated basis were not less than $200.8 million in the aggregate as at December 31, 2008, comprised approximately as follows:

$66.1 million

CCEE

$55.7 million

CCDE

$21.1 million

CCOGPE

$38.6 million

UCC

$15.1 million

Non-Capital Losses

$4.2 million

Financing Expenses

and Profound has no reason to believe that its Tax Pools on a consolidated basis were materially less on the date hereof than as set forth above.

43.

Impairment of Profound's Interests

To the best of Profound's knowledge, all ad valorem, property, production, severance and similar taxes and assessments based on, or measured by, the ownership of the Profound Interests or the production of crude oil, natural gas and natural gas liquids from the Profound Interests, or the receipt of proceeds from them, and all royalties and rentals accruing prior to the Effective Time, that are payable by Profound with respect to the Profound Interests will at the Effective Time have been properly paid or will be paid in a timely fashion.

44.

Processing, Marketing and Transportation Commitments

Other than as disclosed in the Disclosure Letter, Profound has not entered into any third party processing or transportation agreements or any obligations to deliver sales volumes to any other person and has not entered into any marketing arrangements or agreements having any fixed price, term or delivery obligations.

45.

No Swaps

Other than those Swaps disclosed in the Financial Statements or in the Disclosure Letter, Profound currently has no outstanding Swaps.

46.

Determination of Board of Directors re Collateral Benefit

The only directors, officers or employees of Profound entitled to receive a "collateral benefit" (as such term is defined in Multilateral Instrument 61-101), directly or indirectly, in connection with the Offer are William T. Davis and Nicholas Wemyss.

47.

U.S. Securities Law Matters

(a)

Profound is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act.

(b)

There is no class of securities of Profound which is registered or required to be registered pursuant to Section 12 of the Exchange Act, nor is Profound subject to any reporting obligation pursuant to Section 15(d) of the Exchange Act.  Profound is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the Exchange Act.

(c)

Profound is not an investment company registered or required to be registered under the United States Investment Company Act of 1940, as amended.

(d)

U.S. Holders do not, and as of a date no more than 60 days before or 30 days after the public announcement of the Offer will not, hold more than 10% of the Common Shares, as calculated under the Exchange Act.  Profound does not, and will not, know or have any reason to know before the public announcement of the Offer, that U.S. Holders hold more than 10% of the Common Shares.

(e)

The Common Shares have not been traded on any national securities exchange (as such term is used in the Exchange Act) in the United States during the past 12 calendar months, and will not be so traded prior to the commencement of the Offer.  The average daily trading volume of the Common Shares in the United States for a recent 12 month period ending no more than 60 days before the public announcement of the Offer did not, and, if applicable, will not, exceed 10 percent of the average daily trading volume of the Common Shares on a worldwide basis for the same period.

(f)

Profound, including all entities "controlled by" Profound for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, does not hold assets located in the United States with a fair market value in excess of U.S. $10 million in the aggregate and, during the 12 month period ended December 31, 2008, did not make sales in or into the United States in excess of U.S. $10 million in the aggregate.  For purposes of the foregoing, the term "United States" shall include the several states, territories, possessions, and commonwealths of the United States, and the District of Columbia.

(g)

The "primary trading market" (as such term is used in Rule 12h-6(f)(5) under the Exchange Act) for the Common Shares is outside the United States.  Profound's most recent Annual Information Form filed on SEDAR does not indicate that U.S. Holders hold more than 10% of the Common Shares.

SCHEDULE "F"
FORM OF LOCK-UP AGREEMENT

March 30, 2009

[ADDRESSEE]

Dear Sir:

Re:

Offer by Paramount Energy Trust to Purchase all of the Common Shares of Profound Energy Inc.

Reference is made to the support agreement dated March 30, 2009 (the "Support Agreement") among Paramount Energy Trust ("PET"), Paramount Energy Operating Corp. and Profound Energy Inc. ("Profound") pursuant to which PET has agreed that PET or an affiliate of PET shall make an offer to purchase all of the issued and outstanding common shares of Profound and all shares of Profound that may be issued after the date hereof upon the exercise or surrender of outstanding Options and Performance Warrants (collectively, the "Profound Shares").  All capitalized terms referred to herein shall have the meanings attributed thereto in the Support Agreement.

This letter agreement sets out the terms and conditions upon which you have agreed, among other things, to support the Offer and deposit under the Offer, all of the Profound Shares that are, or will be, beneficially owned, directly or indirectly, by you or otherwise under your control or direction (collectively, the "Subject Shares").

PET understands that as of the date hereof you (the "Selling Shareholder") or your Affiliates beneficially own, directly or indirectly, or exercise control or direction over, the number of Profound Shares set forth in your acceptance at the end of this letter agreement.

1.

Covenants of Selling Shareholder

Subject to Section 2 hereof, by the acceptance of this letter agreement, the Selling Shareholder hereby agrees, subject to the terms of paragraph 6 of this letter agreement, from the date hereof until the completion of the Offer:

(a)

not to sell, assign, convey or otherwise dispose of any of the Subject Shares and not to permit any Affiliate of such Selling Shareholder to sell, assign, convey or otherwise dispose of any Profound Shares, except as contemplated by the Support Agreement;

(b)

unconditionally and irrevocably, subject only to Section 2 hereof, to accept and to cause any Affiliate of such Selling Shareholder to unconditionally and irrevocably accept the Offer made by PET by depositing the Subject Shares (including any Profound Shares hereafter acquired pursuant to the exercise or surrender of any Options, Performance Warrants or other securities convertible into, or exchangeable for, Profound Shares) by such Selling Shareholder or Affiliate prior to the expiry of the Offer and in accordance with the terms and conditions of the Offer at least two Business Days prior to the Initial Expiry Time;

(c)

to exercise, or to surrender to Profound, all Options and Performance Warrants held by the Selling Shareholder at least two Business Days prior to the Initial Expiry Time,

provided that such exercise or surrender may be conditional upon the take-up by PET of Profound Shares under the Offer;

(d)

not to exercise, and to cause any Affiliate of such Selling Shareholder not to exercise, any statutory or other rights of withdrawal with respect to any of the Subject Shares once deposited pursuant to the Offer (or otherwise disposed of) unless this letter agreement is terminated prior to PET taking up the Profound Shares under the Offer;

(e)

not to exercise any securityholder rights or remedies available at common law or pursuant to the ABCA or applicable securities legislation to delay, hinder, prevent, interfere with or challenge the Offer in any manner;

(f)

to comply with the terms of Section 8.2 of the Support Agreement which the Selling Shareholder agrees, by execution hereof, to be bound by if the Selling Shareholder is an officer, director, employee, representative or agent of Profound; and

(g)

to not take any action, directly, or indirectly, which may in any way adversely affect the success of the Offer or the purchase of any Profound Shares under the Offer.

2.

Superior Proposal

Notwithstanding Section 1 above, if, during the time that the Offer is outstanding, a Superior Proposal is made to all of the holders of Profound Shares and the fee contemplated by Section 8.3 of the Support Agreement has been paid to PET, the Selling Shareholder shall not be required to deposit the Subject Shares to the Offer or may withdraw the Subject Shares deposited to the Offer, as the case may be, in order to permit the Selling Shareholder to deposit the Subject Shares to the Superior Proposal.

3.

Representations and Warranties of Selling Shareholder

The Selling Shareholder hereby represents and warrants to PET that:

(a)

such Selling Shareholder is duly authorized to execute and deliver this letter agreement and this letter agreement is a valid and binding agreement, enforceable against such Selling Shareholder in accordance with its terms; and neither the execution of this letter agreement by the Selling Shareholder nor the consummation by such Selling Shareholder of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which such Selling Shareholder is or will be a party and by which such Selling Shareholder will be bound at the time of such consummation;

(b)

such Selling Shareholder beneficially owns, directly or indirectly, or exercises control or direction over, the Profound Shares set forth in the form of acceptance attached hereto and such Selling Shareholder has and at the time that such shares are taken up pursuant to the Offer such Selling Shareholder will have (without exception) valid and marketable title to such Profound Shares free and clear of all Encumbrances (except for the obligations of the Selling Shareholder under this letter agreement) and the transfer of such Profound Shares to PET under the Offer will pass good and marketable title to such Profound Shares, free and clear of all Encumbrances; and

(c)

all of the representations and warranties contained in this paragraph 3 shall be valid and true as if recited and repeated at length as at the completion of the Offer.

4.

Representations and Warranties of PET

PET hereby represents and warrants to and covenants with the Selling Shareholder that:

(a)

PET is duly authorized to execute and deliver this letter agreement and this agreement, upon acceptance by the Selling Shareholder, will be a valid and binding agreement, enforceable against PET in accordance with its terms; and neither the execution of this letter agreement by PET nor the consummation by PET of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which PET is a party and by which PET is bound; and

(b)

all of the representations and warranties contained in this paragraph 4 shall be valid and true as if recited and repeated at length as at the completion of the Offer.

5.

Covenants of PET

(a)

PET shall make the Offer in accordance with the terms and conditions of the Support Agreement and shall comply with the terms and conditions of Article 2 thereof in respect of the Offer.

(b)

PET shall, subject to the satisfaction or waiver of the conditions set forth in the Offer, take up and pay for all of the Subject Shares deposited pursuant to the Offer, all in accordance with the terms and conditions of the Offer and the provisions of the Support Agreement.

(c)

PET shall use its reasonable commercial efforts to complete the Offer in accordance with, and subject to, the terms and conditions of the Support Agreement.

6.

Fiduciary Duties

Nothing herein shall restrict or limit the actions of any person required to be taken in the discharge of his fiduciary duties as a director or officer of Profound when acting in the capacity of a director or an officer of Profound, provided that nothing in this paragraph 6 will be deemed to give rise to a right to terminate this letter agreement except in accordance with paragraph 8.

7.

Expenses

PET and the Selling Shareholder agree to pay their own respective expenses incurred in connection with this letter agreement.  Each of the parties hereto agrees to indemnify the other against any claim for a finder's fee or other compensation validly made by any broker which has an agreement with such indemnifying party for the payment of such fee or compensation.

8.

Termination

It is understood and agreed that the respective rights and obligations hereunder of PET and the Selling Shareholder shall cease and this letter agreement shall terminate:

(a)

the date this letter agreement is terminated by mutual written consent of PET and the Selling Shareholder;

(b)

if PET decreases the consideration offered pursuant to the Offer or otherwise modifies or amends the Offer in a manner materially adverse to holders of Profound Shares, provided that, for greater certainty, an extension, or waiver, in whole or in part, of any conditions under the Offer shall not constitute a modification or amendment of the Offer in a manner materially adverse to holders of Profound Shares;

(c)

in the event that the Support Agreement is terminated pursuant to Article 11 thereof.

In the event of termination of this letter agreement, the Selling Shareholder may withdraw all of the Profound Shares deposited in accordance with the terms and conditions of the Offer, this letter agreement shall forthwith be of no further force and effect, except as set forth in paragraph 7, and there shall be no liability on the part of either the Selling Shareholder or PET, except to the extent that either such party is in default of its obligations herein contained.

9.

Amendment

Except as expressly set forth herein, this letter agreement constitutes the whole of the agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

10.

Assignment

Except as expressly set forth herein, no party to this letter agreement may assign any of its rights or obligations under this letter agreement without the prior written consent of the other party except that PET may assign its rights and obligations under this letter agreement to any of its Affiliates, to the extent permitted by the Support Agreement, but no such assignment shall relieve PET of its obligations hereunder.

11.

Disclosure

Prior to first public disclosure of the existence and terms and conditions of this letter agreement, none of the parties hereto shall disclose the existence of this letter agreement, or any details hereof, to any person other than the Selling Shareholder's advisors, Profound and Profound's directors and officers, without the prior written consent of the other parties hereto, except to the extent required by law.  The existence and terms and conditions of this letter agreement may be disclosed by PET and Profound in the press release issued in connection with the execution of the Support Agreement, the Bid Circular and the Directors' Circular.  The Selling Shareholder consents to the public filing of this Agreement on SEDAR.

12.

Enurement

This letter agreement will be binding upon and enure to the benefit of PET, the Selling Shareholder and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

13.

Applicable Law

This letter agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

14.

Severability

If any provision of this letter agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof and each such provision is deemed to be separate and distinct.

15.

Enforcement

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which such party is entitled at law or in equity.

16.

Notice

Any notice or other communication required or permitted to be given hereunder will be sufficiently given if delivered:

(a)

in the case of the Selling Shareholder, to the address or facsimile number on the acceptance page of this letter agreement under the Selling Shareholder's name; and

(b)

in the case of PET, at Suite 3200, 605 – 5th Avenue SW, Calgary, Alberta  T2P 3H5, Fax:  (403) 269-6300,

or to such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this paragraph 16.  Any notice or other communication given or made will be deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by facsimile transmission at the address or number for service provided herein.

12.7

Acknowledgement

The Parties acknowledge that the the obligations of PET hereunder shall not be personally binding upon the Administrator in its capacity as agent of Computershare Trust Company of Canada, as trustee of PET ("Computershare"), Computershare or any holder of trust units of PET, in their respective capacities as such, such that any recourse against PET, the Administrator, Computershare and any such holder, in their respective capacities as such, in any manner in respect of any indebtedness, obligation or liability of PET arising hereunder or arising in connection herewith or from the matters to which this letter agreement relates, if any, including without limitation claims based in contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the PET Trust Indenture.

17.

Counterparts

This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of facsimile or other electronic means.

Yours truly,

PARAMOUNT ENERGY TRUST, by its administrator, PARAMOUNT ENERGY OPERATING CORP.

Per:
Name: Title:

Per:
Name: Title:

ACCEPTANCE

The foregoing is hereby accepted as of and with effect from the ____ day of March, 2009 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or exercises control or direction over:

___________ Profound Shares

Options to acquire a further ___________ Profound Shares

Performance Warrants to acquire a further __________ Profound Shares

Selling Shareholder Signature

Witness	Name:

Address:

Facsimile No.:

SCHEDULE "G"
FORM OF AREA OF EXCLUSION AGREEMENT

THIS AGREEMENT made as of March 30, 2009.

AMONG:

WILLIAM T. DAVIS, an individual resident in the City of Calgary, in the Province of Alberta ("Davis")

- and -

NICHOLAS WEMYSS, an individual resident in the City of Calgary, in the Province of Alberta ("Wemyss")

 (Davis and Wemyss are collectively referred to as the "Grantors" and individually are referred to as a "Grantor")

- and -

PROFOUND ENERGY INC., a corporation incorporated under the laws of the Province of Alberta (the "Profound")

-and-

PARAMOUNT OPERATING TRUST, an unincorporated trust existing under the laws of the Province of Alberta (the "POT" or the "Grantee")

WHEREAS Profound owns certain petroleum and natural gas rights within the Area of Exclusion and possesses certain information relating to such rights and the Area of Exclusion;

AND WHEREAS the Grantors are all shareholders and senior officers of Profound prior to the completion of the transactions contemplated in the support agreement dated March 30, 2009 among Profound, Paramount Energy Trust ("PET") and Paramount Energy Operating Corp. (the "Support Agreement") pursuant to which PET has agreed to, directly or indirectly, make an offer to acquire all of the issued and outstanding shares of Profound, including those of each Grantor;

AND WHEREAS the Grantors have been afforded access to technical and other data of Profound, PET and their affiliates relating to the Area of Exclusion;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of PET entering into the Support Agreement, the payment by POT to each of the Grantors of $1.00 and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Grantors, the Grantors agree and covenant as follows:

ARTICLE 1
INTERPRETATION

1.1

Defined Terms

Unless otherwise defined herein, capitalized words and phrases incorporated in this Agreement shall have the meanings attributed to them in the Support Agreement.  In addition, the following terms shall have the following respective meanings:

(a)

"Area of Exclusion" means the lands contained within the borders shown in the map attached hereto as Appendix "1";

(b)

"Confidential Information" includes all information and materials in any form whatsoever and whether or not reduced to writing, including all information stored in data bases, on computers or other form of electronic or digital storage and whether or not patentable or protectable by copyright in respect of or related to the business prospects, assets and affairs of Profound, PET or their Affiliates, including but not limited to all such information relating to Profound's, PET's, or their respective Affiliates': financial status; contractual commitments and obligations; exploration, production and drilling processes, plans, strategies and techniques; discoveries, plays and prospects; geophysical, geological and seismic information; and, processing, marketing and transportation arrangements and technologies, whether or not marked as confidential or protected, insofar as such information and materials pertain to the Area of Exclusion or any P&NG Rights located within, upon or under the Area of Exclusion, but excluding any such information or materials which are or become publicly available without breach by a Grantor of this Agreement or any other agreement or instrument to which Profound, PET or their respective Affiliates is a party or a beneficiary or which is otherwise disclosed to the Grantor in circumstances not contrary to any legally binding obligation of the Grantor or the disclosing party or is disclosed by the Grantee to another Person without any restriction on its use or disclosure;

(c)

"control":

(i)

in respect of a corporation, means the ability of a Person, through ownership of securities or otherwise, to elect the majority of the corporation's board of directors; and

(ii)

in respect of a Person other than a corporation, means the ability of a Person(s) to direct the management of the business and affairs of another Person whether by the ownership of voting or other securities, by contract or otherwise;

(d)

"Defaulting Party" has the meaning ascribed to such term in Section 2.2 hereof;

(e)

"Due Diligence Period" has the meaning ascribed to such term in Section 2.2(d) hereof;

(f)

"Excluded Interest" means any right, title, estate or interest (which includes, without limitation, any lease, licence, permit, freehold title, option to purchase, farm-in, or overriding royalty or other revenue interest or any right or interest in or to any of the foregoing) in, to or in respect of any of the lands within the Area of Exclusion or in, to or in respect of P&NG Rights within, upon or under any of the lands within the Area of Exclusion;

(g)

"Excluded Interest Notice" has the meaning ascribed to such term in Section 2.2(a) hereof;

(h)

"Petroleum Substances" includes petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, or whether or not hydrocarbons, produced or producible in association with any of the foregoing;

(i)

"P&NG Rights" includes any and all rights, title, estates and interests, whether contingent or absolute, legal or beneficial, and whether or not considered an "interest in land", and howsoever described or known, including:

(i)

rights to explore for, drill for, produce, take, save or market Petroleum Substances from or allocated to any lands or with any pooled or unitized lands;

(ii)

rights to a share of the production of Petroleum Substances from or allocated to any lands or with any pooled or unitized lands;

(iii)

rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of the production of Petroleum Substances from or allocated to any lands or any pooled or unitized lands;

(iv)

any rights in or to any lands or any pooled or unitized lands or any documents of title related thereto, including leases, subleases, licenses, permits, reservations, rights and privileges; and

(v)

rights to acquire any of the above,

and including any and all interests known or described as working interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, production sharing, profits interests, net profits interests, revenue interests, net revenue interests and all other economic interests whatsoever;

(j)

"Related Person" means, in respect of a Grantor, a Person which is:

(i)

a spouse or common law partner of that Grantor; or

(ii)

corporation, partnership, trust or other entity which is directly or indirectly controlled by the Grantor and/or the spouse or common law partner of the Grantor;

(k)

"Response Notice" has the meaning ascribed to such term in Section 2.2(b) hereof; and

(l)

"Valuator" has the meaning ascribed to such term in Section 2.2(c)(i) hereof.

ARTICLE 2
ACQUISITIONS OF EXCLUDED INTERESTS

2.1

No Acquisition

For a period of eighteen (18) months from the Effective Time, the Grantors will not acquire or cause to be acquired, and will be liable to POT for ensuring that no Related Person acquires or causes to be acquired, whether directly or indirectly, from any Person, other than with or from Profound, PET or their respective Affiliates, any Excluded Interest, whether as an individual or as a partner, co-venturer, co-owner, investor, lender or financier of or with any other Person, as the case may be, or in any other capacity whatsoever.

2.2

Acquisition of an Excluded Interest

If a Grantor (hereinafter referred to as a "Defaulting Party"), or Related Person of a Grantor, acquires any Excluded Interest during the period set forth in Section 2.1, the following provisions shall apply:

(a)

The Defaulting Party shall forthwith notify (the "Excluded Interest Notice") the Grantee of the terms on which the Defaulting Party acquired such Excluded Interest including the cash price paid to acquire such Excluded Interest and if not cash, the Defaulting Party's bona fide estimate of the value, in cash, of the consideration paid in connection with the acquisition of the Excluded Interest.

(b)

If the Grantee is of the opinion that the Defaulting Party's estimate of non-cash consideration paid or payable in connection with the acquisition of the Excluded Interest exceeds the value thereof, it shall notify (the "Response Notice") the Defaulting Party within 15 Business Days of receiving the Excluded Interest Notice specifying its estimate as to the value of the Excluded Interest.

(c)

In the event the Grantee provides the Response Notice, the Defaulting Party and the Grantee shall attempt to agree on a value.  If an agreement on the value of the Excluded Interest cannot be reached within 10 Business Days of the Response Notice being given by the Grantee, the value of the Excluded Interest acquired shall be determined as follows:

(i)

the Defaulting Party and Grantee shall forthwith jointly retain Sproule Associates Limited (the "Valuator") to determine the value of the Excluded Interest;

(ii)

the Valuator, in accordance with good engineering and evaluation practices, shall determine a value for the Excluded Interest from and based only upon the written statements submitted by the Defaulting Party and the Grantee, which written statements shall be submitted to the Valuator within 5 Business Days of the Valuator being retained;

(iii)

the value determined by the Valuator shall be the value of the Excluded Interest for the purposes of this Agreement; and

(iv)

such evaluation must be completed within 20 Business Days from the date of the Valuator being retained.

The fees and other costs to be paid to the Valuator in respect to the services performed by it shall be borne entirely by the Defaulting Party should the value set forth by the Defaulting Party in its Excluded Interest Notice exceed the value determined by the Valuator by 10% or more.  In all other circumstances the fees and costs to be paid to the Valuator shall be borne entirely by the Grantee.

(d)

For the period ending 30 Business Days (the "Due Diligence Period") after the later of:  (i) receipt of the Excluded Interest Notice; or (ii) the determination of the value of the

Excluded Interest pursuant to Subsection 2.2(c) hereof, as applicable, the Grantee shall be entitled to physically inspect the interest and to review the Defaulting Party's files in respect of the Excluded Interest, and the Defaulting Party shall provide reasonable access to the Grantee to complete its inspection and review.

(e)

Prior to the expiry of the Due Diligence Period, the Grantee may elect to acquire or assume such Excluded Interest by notifying each Defaulting Party of its election.

(f)

Closing of the acquisition shall occur on the 20th Business Day following the date the Grantee makes its notification pursuant to Subsection 2.2(e).

(g)

At the closing of the acquisition of the Excluded Interest, the Grantee shall pay the Defaulting Parties an amount equal to the value of the Excluded Interest as determined pursuant to this Section 2.2 (which amount shall not include any interest on such value), and the Grantee shall be entitled at no cost to receive a conveyance of title to the Excluded Interest and to be novated into any agreements governing the same into which any Defaulting Party have been or are being novated, and to receive from such Defaulting Party: (i) representations and warranties as to the absence of any adverse claims, liens or encumbrances created by, through or under the Defaulting Party subsequent to the date of acquisition of the Excluded Interest by the Defaulting Party; and (ii) a restatement for the benefit of the Grantee of all representations, warranties and covenants given by the third parties from who the Excluded Interest was acquired.

(h)

The obligation of a Defaulting Party to convey or cause the conveyance of an Excluded Interest to the Grantee pursuant to Section 2.2 shall be subject in all events to compliance with applicable rights of first refusal and other pre-emptive rights ("ROFRs").  For greater certainty, if a ROFR is triggered as the result of a proposed conveyance pursuant to this Section 2.2, the required ROFR notice shall be sent to the third parties entitled to the ROFR using the Defaulting Party's and the Grantee's agreed value, or the Valuator's determined value, as applicable, for the Excluded Interest that is subject to the ROFR and if one or more of these third parties exercise the ROFR, the Excluded Interest shall be conveyed to such third party or parties and the Defaulting Party shall be entitled to retain all proceeds from such conveyance.

(i)

Notwithstanding the foregoing, if a Defaulting Party acquires any Excluded Interest consisting solely of rights and/or obligations for which no consideration was paid by the Defaulting Party, the Defaulting Party shall be obligated in respect of such Excluded Interest only to forthwith offer to the Grantee for the Grantee to accept an assignment of such rights and/or obligations from the Defaulting Party, without the payment of any consideration to the Defaulting Party.

(j)

For greater certainty, it is the intention of the Parties that should the Grantee elect pursuant to this Clause 2.2 to acquire an Excluded Interest which has been acquired by a Defaulting Party, it shall be entitled to do so on terms no more or less favourable than those by which the Defaulting Party acquired such Excluded Interest.

2.3

Non-Application

Sections 2.1 and 2.2 hereof shall have no application to the acquisition of voting securities (as defined in the Securities Act (Alberta)) of a Person who owns (or acquires) an Excluded Interest, provided that the

Grantors (and their respective Affiliates and Related Persons), taken together, do no hold 10% or more of the issued and outstanding voting securities of that Person.

ARTICLE 3
CONFIDENTIALITY

3.1

No Disclosure

(a)

For a period of eighteen (18) months from the Effective Time, the Grantors will not disclose, divulge, reveal, report, publish or transfer to any Person, other than the Grantee, Profound or their Affiliates or make use of in the role of a consultant to, or employee of, any other Person, any Confidential Information, excepting only disclosure of Confidential Information as may be compelled by applicable Laws or may be consented to in writing by the Grantee.  Each Grantor further acknowledges and agrees that the Confidential Information:

(i)

is or may be secret and not known within the oil and gas industry or to its competitors;

(ii)

was developed by Profound, PET or their Affiliates or for and on behalf of Profound, PET or their Affiliates through substantial expenditures of time, effort and money;

(iii)

gives or may give Profound, PET or their Affiliates a competitive advantage over other Persons (including the Grantors) who do not know or use the Confidential Information;

(iv)

is of such value and nature as to make it reasonable and necessary to protect and preserve the confidentiality and secrecy of the Confidential Information; and

(v)

is a valuable and unique asset of Profound, PET or their Affiliates, as applicable.

The Grantors further acknowledge and agree that the use or disclosure of the Confidential Information in contravention of this Agreement would cause substantial injury and losses to the Grantee and that the Confidential Information is and shall remain in all respects the exclusive property of Profound, PET or their Affiliates, as applicable.

(b)

Except as expressly contemplated in the Support Agreement (or documents delivered thereto) the Grantors shall not remove from any of the business premises or business locations of Profound or its Affiliates any files, records, documents, information, data and similar items relating to or evidencing any of the Confidential Information, except with the prior written consent of the Grantee.

(c)

If any Grantor is compelled by law or by a court of competent jurisdiction or regulatory authority to produce or divulge any of the Confidential Information to any Person whatsoever, such Grantor shall immediately notify the Grantee of such requirement and shall promptly hand deliver a copy of any written material or requests relating thereto to the Grantee and, for this purpose, such Grantor irrevocably nominates and appoints the Grantee (including any legal representatives retained by the Grantee) as the true and lawful representative of such Grantor to act in such Grantor's name, place and stead to perform any and all acts as the Grantor might perform or which may be desirable to be performed to defend and protect against the disclosure of any of the Confidential Information.

ARTICLE 4
GENERAL

4.1

Severability

If any term or provision herein is determined to be void or unenforceable in whole or in part, it shall be deemed to be severable and it shall not affect or impair the enforceability or validity of any other covenant or provision of this Agreement or any part hereof.

4.2

Governing Law

This Agreement shall be governed and interpreted and may be enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and each Grantor hereby submits and attorns to the non-exclusive jurisdiction of the courts of Alberta.

4.3

Acknowledgement Regarding Reasonableness

Each Grantor acknowledges and agrees that the foregoing agreements are being relied upon by PET and its Affiliates as an integral part of and as a material inducement to entering into the Support Agreement and that the foregoing agreements are reasonable and will not interfere with the Grantor's or any Related Person's ability to pursue other business ventures or a proper livelihood.  Each Grantor represents and warrants that it is legally free to make and perform this Agreement, that it has had access to independent legal representation for the purposes of entering into this Agreement, that it has no obligation to any other Person or entity that would affect or conflict with any of its obligations under this Agreement and that the strict performance of its obligations will not violate any law, regulation, order, decree or contractual obligation by which it is bound.

4.4

Acknowledgement Regarding Irreparable Harm and Remedy

Each Grantor acknowledges and agrees that the Grantee shall suffer irreparable and substantial harm in the event that any Grantor or any Related Person breaches this Agreement and that monetary damages will be inadequate to compensate the Grantee for such breach.  Accordingly, in the event of a breach or threatened breach by any Grantor or any Related Person of any of the provisions of this Agreement, the Grantee shall, in addition to and not in limitation of any other rights, remedies or damages available to the Grantee, at law or in equity, be entitled to seek an interim injunction, interlocutory injunction and permanent injunction in order to prevent or to restrain any such breach by such Grantor or such Related Person of this Agreement.

4.5

Indemnity

Each Grantor shall, on a several and not joint basis, indemnify the Grantee for, and shall save the Grantee harmless from any and all losses, damages, costs or expenses whatsoever (including all legal and other professional fees and disbursements, on a full indemnity basis) incurred or suffered by the Grantee as a result of the breach by that particular Grantor (or any Related Person to that Grantor) of this Agreement.

4.6

Several Obligations

The obligations and liabilities of the Grantors, including without limitation those in Section 4.5, are several and not joint, and each particular Grantor shall only have liability hereunder, including under an indemnity, as a result of a breach by it (or any Related Person to that Grantor) and shall not be liable for any breach by the other Grantor unless and to the extent also a breach of such Grantor (or any Related Person to the Grantor).

4.7

Assignment of Benefits of Excluded Lands Acquired

Each Grantor further agrees that if a Related Person of a Grantor shall breach any of the obligations undertaken in this Agreement, the Grantee shall be entitled to an accounting for and a repayment of all profits, compensation, royalties, commissions, remunerations and other benefits whatsoever which that Grantor (or Related Person of that Grantor) shall directly or indirectly realize or may realize from or relating to any such breach, all of which are hereby assigned to the Grantee, in addition to and not in limitation of any other rights, but in no event in duplication to, remedies or damages available to the Grantee, at law or in equity.

4.8

Delay in Seeking Remedy

No failure or delay by the Grantee in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise of any right, power or privilege hereunder.

4.9

Notices

Notwithstanding anything to the contrary contained herein, all notices required or permitted hereunder shall be in writing. Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a)

Personally, by delivering the notice to the party on which it is to be served at that party's address for notices as set forth in Section 4.10.  Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any Business Day.  If a notice is not delivered on a Business Day or is delivered after the addressee's normal business hours, such notice shall be deemed to have been received by such party at the commencement of the addressee's first Business Day next following the time of the delivery; or

(b)

by facsimile (or by any other like method by which a written message may be sent) directed to the party on which it is to be delivered at that party's facsimile number as set forth in Section 4.10.  A notice so served shall be deemed to be received by the addressee when transmitted by the party delivering the notice (provided such party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee's normal business hours on any Business Day, or at the commencement of the next ensuing Business Day following transmission if such notice is not transmitted on a Business Day or is transmitted after the party's normal business hours.

4.10

Notices

The address and facsimile number for delivery of notices hereunder of each of the parties shall be as follows:

(a)

If to the Grantee at:

Suite 3200, 605 – 5th Avenue S.W.
Calgary, AB  T2P 3H5

Attention:

Gary Jackson

Fax:

(403) 269-6300

(b)

If to one or more Grantors at:

William T. Davis

313 Elbow Park Lane

Calgary, AB  T2S 0T8

Fax:

(403) 237-6103

Nicholas Wemyss

1235 – 16A Street N.W.

Calgary, AB  T2N 2C9

Fax:

(403) 237-6103

(c)

If to Profound at:

Profound Energy Inc.

380, 435 - 4th Avenue S.W.

Calgary, Alberta  T2P 3A8

Attention:

President and Chief Executive Officer

Fax:

(403) 237-6103

with a copy to:

Burnett, Duckworth & Palmer LLP

1400, 350 - 7th Ave. S.W.

Calgary, Alberta  T2P 3N9

Attention:

Jay Reid

Fax:

(403) 260-0332

A party may change its address and facsimile number for delivery by notice to the other party in the manner set forth herein, and such changed address for notices thereafter shall be effective for all purposes of this Agreement.

4.11

Successors and Assigns

This Agreement shall enure to the benefit of the Grantee and its successors and assigns and shall be binding upon each of the Grantors and their respective successors and assigns.

4.12

Termination

This Agreement shall terminate and be of no further force or effect in the event the Support Agreement is terminated in accordance with its terms without PET or one of its Affiliates having taken up and paid for any shares of Profound pursuant thereto.

4.13

Acknowledgement

The parties acknowledge that the the obligations of the Grantee hereunder shall not be personally binding upon Paramount Energy Operating Corp. (the "Trustee") in its capacity as trustee of the Grantee or any beneficiary of the Grantee, in their respective capacities as such, such that any recourse against Grantee, the Trustee and any such beneficiary, in their respective capacities as such, in any manner in respect of any indebtedness, obligation or liability of the Grantee arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based in contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Properties as defined in the trust indenture establishing and governing the Grantee, amended.

4.14

Facsimile Delivery

This Agreement may be executed in counterpart and delivered by facsimile, and when so executed and delivered shall be deemed an original.  If this Agreement is delivered by a Grantor by facsimile, the Grantor shall within a reasonable time after such delivery deliver an originally executed copy to the Grantee.

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THE PARTIES have caused this Agreement to be executed effective on the day and date first above written.

Witness as to the signature of William T. Davis	WILLIAM T. DAVIS

Witness as to the signature of Nicholas Wemyss	NICHOLAS WEMYSS

PARAMOUNT OPERATING TRUST, by its trustee, PARAMOUNT ENERGY OPERATING CORP.		PROFOUND ENERGY INC.

Per:		Per:
	Name: Title:		Name: Title:

Per:
Name: Title:

APPENDIX "1"

MAP OF THE AREA OF EXCLUSION